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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

ⓧ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Carbonic LLC
Legal status of issuer:

    Form: limited liability company
    Jurisdiction of Incorporation/Organization: Minnesota
    Date of organization): February 18, 2020

Physical address of issuer: 1274 Schooner Way / Woodbury, Minnesota 55125
Website of issuer: http://www.carbonic.live

Name of intermediary through which the offering will be conducted: Silicon Prairie Holdings, Inc.
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 % Cash

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
2 % Equity

Type of security offered: Simple Agreement for Future Equity ("SAFEs")
Target number of securities to be offered: 250
Price (or method for determining price): 1000.00
Target offering amount: 200,000
Oversubscriptions accepted: ☐ Yes   ⓧ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): 250,000
Deadline to reach the target offering amount: March 30, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: <u>one (1)</u>

Total Assets:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Cash & Cash Equivalents:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Accounts Receivable:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Short-term Debt:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Long-term Debt:	Most recent fiscal year-end: $0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Cost of Goods Sold:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Taxes Paid:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Net Income:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Carbonic LLC
(Issuer)
By
/s/ Lyno Sullivan President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lyno Sullivan
(Signature)
President
(Title)
December 16th, 2021
(Date)

THE COMPANY

1. Name of issuer: <u>Carbonic LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lyno Sullivan	60,000 membership interest units	100% _____ %
		_____ %
		_____ %
		_____ %

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Lyno Sullivan_____Dates of Service: February 18, 2020 to Present
Principal Occupation: __Manager___
Employer: Carbonic LLC____Dates of Service:_February 18, 2020 to Present
Employer's principal business: _Manufacture and sale of products that turns pig manure into plastic.

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: __Chief Executive Officer__Dates of Service:_February 18, 2020 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _Carbonic LLC
Employer's principal business: _Manufacture & sell pig manure to plastic system
Title: ____Chief Executive Officer_____ Dates of Service: _February 18, 2020 to Present
Responsibilities:_Fund raising, content production, website, social media personality

Name: _____ Dates of Board Service: _____
Principal Occupation: _____
Employer: _____Dates of Service: _____
Employer's principal business: _____

List all positions and offices with the issuer held and the period in which the director served in the position or office:
Position: _Founder, Governor, Director, CEO Dates of Service: February 18, 2020 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: ___Lyno Sullivan_____

Title: _____Chief Executive Officer_____ Dates of Service: February 18, 2020 to present

Responsibilities: ___Fund raising, content production, website, social media personality

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: __COCREATEX INC_____

Employer's principal business: Selling distributed server networks _____

Title: ___IP Consultant___ Dates of Service: _April 2016 to present _____

Money? Worked for Equity (options) and purchased products from them _____

Responsibilities: __Intellectual property (IP) discovery and development_____

Name: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

CARBONIC LLC
BUSINESS SUMMARY

Executive Summary

Groundwater accounts for nearly 95 percent of the nation's **fresh water** resources. Pig farms provide Americans and American exporters with approximately 26 billion pounds of pork products annually (EPA & meatinstitute.org). Pig farm **manure lagoons** are a known source of air and ground water **pollution**. A Minnesota entity, **Carbonic LLC**, seeks to **sequester** pork **maure carbon** into High Density Polyethylene (known as **HDPE**), an industrial plastic, used in everything from grocery bags and milk jugs to playground equipment and medical devices. With Carbonic LLC in the picture, there are new scenarios being added to the narrative of the biomass handling community. One big picture result will be the added economic pressure to use recyclable plastic for housing, out buildings, and fencing. This pressure affects the building industry in general and the housing, farm, and out building industries in particular. The edible meat industry supply volume may increase as more small farms of about 1,200 pigs are built, using the HDPE plastic produced from the first pig herd's manure; for example, to build more pig barns for another pig herd, thereby increasing the HDPE sales revenue. Other livestock farms might choose to produce propane, electricity, or heat instead of plastic. Being energy independent is a good thing for the farmers and good for the environment. It is good for the environmentalists who share Carbonic LLC concerns for human caused CO2 being released into the atmosphere, instead of being sequestered. It is good for the meat processing industry too. The entire slaughterhouse byproducts and waste can be input to a #ManureGasPlastic™ apparatus where the animal remains are gasified like manure. The bones end up in bone char which is great for the environment and for slaughterhouse revenue. Market adjustments will occur to handle the new influx of HDPE plastic products produced, from living biological sources, by the Carbonic LLC #ManureGasPlastic™ (#MGP) apparatus, process and solution. This will HDPE products into the agriculture supply chain.

What is the Product?

The Carbonic LLC primary apparatus, process, and product costs $500K plus $5K/mo for maintenance and support. The #ManureGasPlastic™ apparatus is the primary product of Carbonic LLC. It turns a pig manure problem into an income stream for the farmer, by transforming manure into plastic and at the same time locking up carbon inside the plastic for decades. In a spreadsheet model, the nearly $250K HDPE plastic income stream showed is nearly sufficient to recover the cost of the equipment purchase, in 2 years. Remember to support "Pig Manure to Plastic!" and SHARE it with your family and friends.

Who is the Customer?

The primary customers are selected from the Minnesota Pollution Control Agency (MPCA) spreadsheet of the 38,000 feedlot farms in Minnesota. When it comes to data gathering, the experimental livestock group is pig farms. Chickens are next. What is learned from the up to 3,000 Minnesota pig farms outreach campaigns will be invaluable for other pig farm counties and states, especially those experiencing livestock pollution problems. Large pig farm management companies advise their members on everything related to profitably raising hogs. Farmers will fairly consider purchasing the $500,000 #ManureGasPlastic™ apparatus based on their advice.

What is the Value Proposition for a Pig Farm Management Company?

By informing their membership of the many benefits of our proposition, the large management companies strengthen the validity of being a member and may even increase membership by word of mouth from happy farmers. Also, it cannot be overstated how important it is to reduce the amount of carbon that finds its way into the environment because the harmful effects of carbon buildup, especially in the atmosphere, are now well known and accepted as fact by many and conjecture and fabrication by some doubters Management companies may consider recommending #ManureGasPlastic™ to its readership.

What is the Value Proposition for Each Pig Farm?

The key value proposition for each pig farm is the extra income from plastic sales each year. The primary consumer of the plastic would be the housing and building industry. Plastic is one of the safest and best ways to sequester carbon. Also of great value to the farmer, the associated problems with handling large amounts of manure disappear when the manure is gasified into syngas which, with the help of certain chemical catalysts, will create a form of plastic safe for human use. #ManureGasPlastic™ units will lessen the use of lagoons and reduce the risk of manure getting into existing waterways with resulting disastrous pollution. #ManureGasPlastic™ will also reduce problems associated with spreading pig manure on agricultural land.

Opportunity

#ManureGasPlastic™ Solutions for Farmers Throughout Minnesota

In Minnesota, approximately 3,000 pig farms raise about 1,000 pigs that produce about 10 pounds of manure per day. That's nearly 30,000,000 pounds of manure per day. After removing 90% water, leaves approximately 3,000,000 pounds which is about 750 tons of ash and 750 tons per day of carbon. Water is consumed in the process. Oxygen forms carbon monoxide in the syngas along with hydrogen.

Alternative: Large and Centralized

Large carbon gasification facilities may cost up to nearly $4,800,000 with a capacity of around **6 tons per hour**. Such a behemoth carbon gasifier is sized to serve about a dozen average size farms at **6 tons per day** processing capacity. Such deployments would require the trailering or piping of manure from each of the **dozen farms** to a centralized location, which is costly, risky, and generally undesirable. Instead, Carbonic LLC, envisions right-sizing and deploying carbon gasification and HDPE production capabilities within #ManureGasPlastic™ shipping containers to buyers from among the 3,000 Minnesota pig farms and buyers from among the remaining 57,000 pig farms throughout the United States.

Alternative: Right Sized and Distributed

Right-sizing and deploying carbon gasification and HDPE production capabilities within shipping containers for each of up to 3,000 farms in MN. The plastic produced, when sold on the open market, should gross each farmer approximately 750 pounds of HDPE per day, worth about $250,000 per year, via the sale of the pig manure carbon sequestered in HDPE plastic. At a $500,000 unit cost, a farmer could pay for the capital investment within 2 years and begin turning a $250,000 income in the third year.

An Optimization Question

Herein lies an optimization question: Is it cheaper and more efficient to create shipping container carbon gasification and HDPE production facilities for each and every average sized pig farm, many of which could be used in parallel for larger farms? Or, would the cost competitiveness of a larger farm with a larger facility, with the additional revenue of plastic sales be so much more profitable, that the pork industry could be further centralized?

The Minnesota, USA Connection

Interestingly, the University of Minnesota developed and patented the intellectual property necessary for the idealized Carbonic LLC #ManureGasPlastic™ apparatus, process and solution. UofMN Chemical Engineering PhDs produced a chemical catalyst used to produce syngas from the pig manure, other manures, and other kinds of carbon based materials. The catalyst is now licensed by https://www.enverdellc.com/. Syngas is the intermediate gas used to produce HDPE plastic and other polymers. High Density Polyethylene (HDPE) is a thermoplastic polymer traditionally made from petroleum, which is the prior art. Renewable pig manure is the new art of producing renewable plastics. HDPE is one of the most versatile industrial plastic materials around.

Livestock Market Growth Opportunity

The same basic principles apply to the meat industry in general including pork, beef, chicken, turkey and other meat and livestock species raised in herds and flocks of sufficient size to produce enough manure for CGS.

Continuous Flow System Needed

Pig farms deal in live animals that must be processed when they grow to the size meeting standards for the pork industry's processing equipment. Additionally, being that the pigs are live animals, in the event that the gasification sequestration equipment quits and takes a day off, the pigs will not and any delay in processing the manure, will create a backlog of manure to be processed, which could build up over time, overflow lagoons, and simply cause the pollution problems intended to be solved. The miniaturization, **right-sizing**, if you will, of carbon gasification sequestration into HDPE facilities creates a modular, well fitted solution for small and average sized farms as well as large farms alike.

Is This a Breakthrough Approach?

Carbonic LLC offers an initial carbon sequestration solution that turns pig manure into HDPE plastic. This fact alone may be a **breakthrough idea**. It appears that nobody has assembled all of the pieces of the puzzle into an arrangement into a big picture solution that makes sense front to back. The first target process breaks down into one pathway from manure injection through the catalyst driven pyrolysis temperatures of up to ~ 800 °C, depending on catalysts and processes used to produce hydrogen gas and carbon monoxide gas, both are components of syngas.

How is ethane cracked?

This section distills some interesting information gathered from the internet. The author studied Chemistry in school, learned from his mentor Dad Oliver, and pursued decades of thinking and studying about the solution encapsulated in the #ManureGasPlastic™ **Apparatus** which is part of the #ManureGasPlastic™ **Process** of the #ManureGasPlastic™ **Solution**. While professional Chemists have reviewed this document for factual information, the implicit conjectures of utility and novelty are codified in patent claims discussed in detail in other writings and drawings under the care of the Carbonic LLC **Patent Attorney**.

An Ethane Cracker

An **ethane cracker** takes **ethane**, a component of natural gas found in abundance, and processes it—or 'cracks' it—into **ethylene**. It does this by heating the ethane up so hot that it breaks apart the molecular bonds holding it together. The first stop in the processing of plastic from natural gas is the cracker plant. Crackers turn either naphtha, a crude oil-based product, or ethane, a natural gas liquid, into ethylene, a starting point for a variety of chemical products.
https://extension.psu.edu/how-plastic-is-made-from-natural-gas

Other Catalyst Pathways

There are numerous metallic and organic catalyst pathways that can be used to transform "manure gas" into "synthesis gas", which is known as "syngas". There exist catalyst pathways used to turn syngas into many different chemical products like gas fuels, liquid fuels, and various chemicals. For example, there exists a catalyst process that promotes "Shape-Selective Zeolites Promote **Ethylene Formation from Syngas** via a Ketene Intermediate". This study provides substantive evidence for a new type of syngas chemistry with ketene as the key reaction intermediate and enables **extraordinary ethylene selectivity** within the OX-ZEO catalyst framework. This catalyst pathway is one among the many pathways available for R&D exploration, experimentation, and embodiment.
https://onlinelibrary.wiley.com/doi/abs/10.1002/anie.201801397

Pig Manure is Like Gold



Pig Manure



The pig manure turns out to be **like gold** in the hands of a pig farmer. The manure is like gold because it is so **valuable** in terms of its **equivalent plastic** and/or other **byproducts**. Electricity can always be made available by burning syngas or preferably DME for fuel. The manure enters a continuous flow system designed to operate in three important steps 1) input pig manure, 2) to a reactor to gasify the pig manure, and 3) output plastic that can be bought in raw commodity resin form for about $0.84 per pound near the end of October 2021. Throughout 2021 the price has fluctuated between about $0.72 to about $1.44 per pound.

Pig Manure Gold is a Carbon Plastic Sink



This slide is one of the most pivotal slides in this presentation because it presents a message so simple that a child can understand the message and adapt their beliefs and behavior as they choose. The key principle in play is that **Carbon Black** of varying percentages mixed into HDPE becomes better than pure HDPE. It doesn't degrade in sunlight. **Carbon Black HDPE** plastic is electrically conductive and thermally conductive.

HDPE Resin Speculation

Wide price swings in the HDPE resin may make a stable buy price like $1.00 per pound sound attractive to a farmer. The same for a plastic consumer. Knowing a stable transaction settlement price of $1.00 per pound is good for buying today in the store today for a redemption at some future time, at the same price as it was bought for. Therefore it is like a **zero interest** cash **loan** today for **future delivery** of pounds of HDPE for $1.00 per pound at some future date, chosen by the consumer and subject to the availability of a supply of from a #ManureGasPlastic™ producer nearby and with HDPE products for $1 per pound of extruded plastic wire, pellets, 4'x8' sheets of "3/4 wallboard, dimension plastic lumber, and so forth. The apparent disconnect is solved by a CAR™ token exchange.

HDPE Housing For Humans and Animals

This story assumes that plastic human-safe housing for humans and other animals will be a humane and worthwhile outcome of the #ManureGasPlastic™ Solution. And it's a superb way to sequester carbon in a malleable material that can be shaped with heated tools. When it comes time to recycle, the recyclable plastic can be fed into the feedstock of the gasification reactor. Think of the value to house and building sculptors able to carve plastic sculpture and shapes into the walls of a plastic room. Want a shelf or window on a wall, carve it into the wall.

Useful Life of Plastic

When the plastic has lived its useful life it may be recycled in a number of ways. It may be ground up, melted, 3D printed, or gasified to create "first-run" HDPE plastic parts and products. High-density polyethylene (HDPE) or a thermoplastic polymer produced from the (second catalyst) monomer ethylene. With a high strength-to-density ratio, HDPE is used in the production of plastic bottles, corrosion-resistant piping, membranes, and plastic building materials.

R&D Opportunities

Composites

R&D opportunities galore exist in experiments with **composite plastic materials** mixed together for later 3D printing, injecting. Formed, shaping plastic shapes. Testing each product life carefully, applying various plastic coatings to a wall. Does baking titanium mixed with plastic make a product with special properties?

Hydrogen and Oxygen Ratios

R&D would be useful to plot the **syngas ratio** of hydrogen to carbon monoxide and other gases against the optimal efficiency for pig manure. The research would continue for each type of livestock manure. R&D gas ratios optimization may be adjustable ratios for best stable flow operations. The project can go on to determine how the addition of oxygen at opportune moments in the flow can be used to stabilize the flow.

Mixing Manures

Mixtures of livestock manures of varying ratios can be tested for ease and efficiency of gasification. For example, how well does it work to mix 90% moisture content pig manure with lower moisture content chicken manure. The higher amount of nitrogen in chicken manure can be used to make ammonia based fertilizer, in liquid form for spreading on farm fields. Ash high in phosphorus and potassium can make a good fertilizer too.

Nutrient Recycling

Because the manure comes through an animal raising process, it means the necessary chemicals of crop life and pig pig life can end up in the meat and in the manure. The division and balance of nutrient chemicals in the food supply is an important consideration of the overall flow of nutrients necessary for livestock life and for human life. The value of the edible portions of live weight is self-evident. Additional value in the byproducts of the slaughtering add to slaughterhouse income. Any scrap bones make a wonderful bone char soil conditioner that is highly prized by gardeners sold at $16 per pound. Bones and fat trimmed and #ManureGasPlastic™ gasified may be worth more than the meat itself. It certainly lightens the money loss when a herd must be euthanized. The entire pig product industry is a sensible R&D Opportunity.

Breakthrough Idea Front to Back Apparatus, Process and Solution

One breakthrough idea is that nobody has discovered the full value of assembling all of the pieces of the puzzle into an arrangement presenting a big picture solution that makes sense front to back. The first target process breaks down into one pathway from manure injection through the catalyst driven pyrolysis temperatures up to approximately ~ 800 °C to produce a hydrogen rich syngas main component of the syngas. Carbon monoxide is another primary component of syngas. This closed system exists inside a #ManureGasPlastic™ apparatus.

Closed Cycle Systems

Let's consider the closed cycle systems that exist outside of a #ManureGasPlastic™ apparatus. Suppose instead that the manure could be spread on the crop farmland in the reduced form of #ManureGasPlastic™ byproduct ash or nitrogen based fertilizer. Rather than spreading the fertilizer in the form of manure, such as is commonplace these days, the ash, which is collected as a byproduct each day from #ManureGasPlastic™ operations are spread upon the fields instead. What remains in the ash came from the swine manure and contains all 13 of the essential plant nutrients that are used by plants. These include nitrogen (N), phosphorous (P), potassium (K), calcium (Ca), magnesium (Mg), sulfur (S), manganese (Mn), copper (Cu), zinc (Zn), chlorine (Cl), boron (B), iron (Fe), and molybdenum (Mo). By blending in other nutrient sources a farmer could finetune the fertilizer to the specific crop's needs, and then spread it on the land. Presumably by feeding the right crops to the livestock, the human nutrients that exist in the consumable meat, might improve the human regional food supply.

R&D of Methanogen Bacteria

We must experiment with methanogen bacteria at near boiling temperatures and determine how much CO_2 from the atmosphere can be fed to the methanogen bacteria which eat the carbon dioxide and produce methane.

Carbon Black UV Screen

Carbon black is an effective **screen against UV** and among the best **weathering stabilizers** available. If black is not an option, light stabilizers should be added that either absorb light or quench the detrimental chemical reaction caused by UV. (See Appendix D for additional information)

Blending HDPE and Carbon Black

There exist great R&D projects in experimenting with various HDPE & Carbon Black plastic composite material properties. For example, suppose a backend unit could be produced that bifurcates the #ManureGasPlastic™ gas flow divides into a Carbon Black pyrolysis pathway and a distinct HDPE pathway. After the Carbon Black is available and HDPE is available, then the two pathways could be merged to produce Carbon Black HDPE plastic. The final product forming process, examples include extrusion and injection molding of 3D parts.

How is Everything Paid For?

How is this #ManureGasPlastic™ apparatus, process, and solution paid for? The simple answer is that #ManureGasPlastic™ is paid for from sales of renewable sourced plastic and other carbon based products. Turning a waste product like pig manure into a valuable product like organic HDPE plastic makes good sense. It is perhaps the best to sink sequestered carbon.

Biochar Soil Enrichment

To the extent desired, biochar can be produced instead of plastic. Biochar aids enrichment of the soil, which is another form of closing the carbon cycle. Soil enrichment adds more renewable sources of long term carbon sequestration.

The opportunity recognized by Carbonic LLC

Carbonic LLC connects the livestock industry food supply chain to the farm produced #ManureGasPlastic™ output supply chain. Carbonic LLC makes this connection through the **CAR™ Carbon Sink Unit**. This can be made in the following steps:

1. The transaction begins when a customer pays $24 sales price for 24 CAR™ units of carbon sink value at $1 per pound of HDPE. Or they pay $2,000 for a CARton™ of HDPE. A CARton™ of HDPE weighs 2,000 pounds or one ton.
2. The transaction continues along in time such that a #CARpool that is filled with CAR™ units and/or #CARpool units and/or pound fractions of a #CARton™.
3. At some future point that is totally out of the control of the current owner of a block of Virtual HDPE loses all property rights to the HDPE and a SELL Trigger is latched to YES SELL.
4. Some HDPE producing farmers extrude HDPE plastic in the selected output forms like: HDPE heavyweight bricks, HDPE lightweight bricks, rubberized bricks, and standard sized HDPE plastic bricks usable for construction.
5. Various heat shaping tools can help sculpt and shape HDPE plastic.

6. Combustion. Bricks can be retrieved from the carbon sink and burned. The principle of carbon sequestration presumes the carbon can be reclaimed which is not the case with most forms of carbon sequestration.

HDPE Supply Chain

The supply chain of #ManureGasPlastic™ HDPE production creates markets for products like pig barns, water handling, housing, and other industries supporting the long lived sequestration of plastic materials. This creates job market demand for Chemical Engineers, meat industry workers, and scientists to analyze the vast range of composite materials that can be produced, futurists, STEM educators, scientists, technologists, engineers, mathematicians, humanists, philosophers, and so forth.

Is It Profitable?

Right-sizing and deploying carbon gasification and HDPE production capabilities within shipping containers for each of the 3,000 farms in MN, would gross each farmer approximately $250,000 per year via the sale of HDPE plastic. Herein lies an optimization question: Is it cheaper and more efficient to create shipping container carbon gasification and HDPE production facilities for each and every average sized pig farm, many of which could be used in parallel for larger farms? Or, would the cost competitiveness of a larger farm with a larger facility, with the additional revenue of plastic sales be so much more profitable, that the pork industry could be further centralized?

The Process Flows Continuously

Pig farms deal in live animals that need to be processed when they grow to the size that meets the size standard for the pork industry's processing equipment. Additionally, being that the pigs are live animals, in the event that the gasification sequestration equipment quits and takes a day off, the pigs will not and any delay in processing the manure, will create a backlog of manure to be processed, which could build up over time, overflow lagoons, and simply cause the pollution problems intended to be solved. The miniaturization, right-sizing, if you will, of carbon gasification sequestration into HDPE facilities creates a modular, well fitted solution for small and average sized farms as well as large farms alike.

Pig Manure #ManureGasPlastic™ Calculations

Pig manure is 90% moisture content
10% dry matter (DM) content = 1,200 lbs DM/herd/day
5.4% of raw manure (or 12,000 lbs / day) is organic carbon
= 648 pounds of carbon/day OR 756 lbs of HDPE/day (based on chemist computations)
BECAUSE 1 POUND SELLS FOR $1, THEREFORE
= $756 of organic HDPE/day (based on 756 pounds of HDPE/day
x 365 days = around $276,000 of HDPE plastic containing sequestered carbon/year at fair price
This recovers original capital outlay of $500,000 for system in approximately 2 and 1/2 years.

Strategic Business Plan

Right Sizing is Strategic

The Carbonic LLC innovation is all about scaling down the size of existing carbon gasification technology. Rather than advocating for centralized, large scale, region wide solutions, Carbonic LLC advocates for smaller, localized and **distributed farm** solutions where farm can each have their own #ManureGasPlastic™ apparatuses spread about their farm to utilize the continual production flow of manure. Large centralized manure processing solutions require either piping or trucking of raw manure from farm locations to a centralized facility. This raises environmental concerns over storing and possible spills enroute from farm to processor. People will have legitimate concerns about smells and leaks.



Right-sizing a #ManureGasPlastic™ solution requires a 6 Ton or greater Daily continuous flow pig manure processing capacity. Each day of continuous processing from a 1,200 pig herd yields approximately $756 per day of income from plastic sales.

At the same time, the solution tackles the environmental challenges presented by pig farms, in a relatively straightforward way. The technology exists. For example, the University of MN developed the chemical catalyst used in the gasification step to produce syngas.

#ManureGasPlastic™ Technology Plan

Standardized Industrial Parts

Many **industrial elements** such as pumps, furnaces, reactors, and distillation equipment are available at shipping-container-scale. As with any engineering challenge, the plan is to break the project into parts that can be tested and combined in parallel. First, a macerating pump and piping system transports the pig manure from a (smaller) holding lagoon to be sprayed into the gasification reactor where it reacts with a first catalyst to produce syngas. Second, the syngas and a second catalyst are reacted in a second reactor and possibly a third catalyst to produce HDPE plastic. This is a simplified description of a complex chemical / industrial process for the purpose of this Business Plan. With a basic understanding of the technical process of turning #ManureGasPlastic™ carbon into HDPE plastic, the technology development plan is to prove the processes described above and itemized here: (1) pumping and transportation of manure, (2) spraying of manure and reacting with a catalyst, (3) transportation of syngas, (4) reaction of syngas with a catalyst/s, and (5) the continuous output of HDPE plastic, and then integrate the apparatus and processes together within a shipping container(s).

Technology Development Plan

With the **Technology Development Plan** in place, the product-market fit must be explored. It is expected that accurately determining the product-market fit will consist of working with farmers to assure that the shipping container form factor is acceptable and to further assure that financing and return on investment / payback terms are fair to all concerned. In an effort to de-risk the opportunity and garner buy-in, it is desirable to build a 10,000 lb or less trailerable demonstration that can be transported to and from pig farms around the state.

With a 10,000 lb or less trailerable demonstration model completed, the process can then be scaled up to the size of a shipping container, the operating and ownership costs, and profitability can be finalized, and sales made throughout the trailerable demonstration process can be fulfilled. It is further expected that the trailerable demonstration process will result in farmers providing investment capital to complete the fulfillment of the product and grow the business. Those farmers who do invest will receive distributions from the business the same as any investor, further enhancing their profitability relative to the implementation of a #ManureGasPlastic™ to HDPE plastic carbon sequestration solution.

Is this plan commercially viable?

Please see the Halloween Deck 2021 Journey Into Carbonic LLC
CAR-1168-01 Show Halloween 2021 Journey Into Carbonic LLC.pdf

Create Awareness and Convert Customers?

Child Awareness

It is expected that the HDPE output from such demonstrations can be used to produce an approximately 1 lb HDPE 3"x3"x3" cube of #ManureGasPlastic™ output sequestered commemorative token, further representative of the sequestration of approximately 24'x24'x24' of atmospheric carbon. The commemorative cube could be sold or donated to school children to reward their interest in agriculture, chemical engineering, chemistry, biology, environmental science, STEM, and other studies with good grades where the child is making a difference, as judged by their peers, teachers, and mentors.

Every school child will become enamored with the pig farm manure to plastic story. Especially when they receive a 3" x 3" x 3" cube of HDPE plastic weighing one pound. They will hold it in their hand and imagine a 24 foot by 24 foot by 24 foot cube of carbon-dioxide being removed from the air and reduced to plastic. A useful 4H project would be to build a HDPE pigpen with built in manure capture capability. Ideally, the pig pen would be twice as long as it is wide. An 8- by 16-foot pen is enough so two feeder pigs can stretch their legs. Pigs kept indoors should be protected from drafts but must also have good ventilation.

Adult Awareness

Every adult will value the affordable housing that can be constructed from HDPE materials costing $1.00 per pound. HDPE locked in a sculpture would count as sequestered. A 24 ton HDPE house costs $48,000 in the spreadsheet model.

Imagine Plastic Land

Every person can imagine a plastic world they can quite literally create with the right printers and HDPE supply. Imagine an HDPE world of inexpensive, durable, adaptable, safe housing, with a builtin sprinkler fire safety system, after all, it is a washable plastic house and can easily hold water in the walls. Architects will be needed. Professionals will love an HDPE world because of its adaptability in business and pleasure settings.

Creating Awareness

Creating awareness comes from winning awards, creating websites, finding capital and the right people, and having the vision to articulate. Awareness comes from effective marketing. The idea "has legs" as they say. It ignites the imagination.

Major Risks/Challenges

#1 Chemical Process Failure is Major Risk/Challenge

Question: Why Has Nobody Turned Pig Manure Into Plastic Before?
Answer: Maybe it doesn't work and can't be made to work. Maybe nobody thought of the big picture solution to removing human caused atmospheric carbon pollution by sinking its material carbon and its energy potential into plastic --

BEFORE the carbon enters the atmosphere. Maybe because it simply isn't possible for some Chemical Engineering reason to go from Syngas to Plastic. Maybe there's a better organic catalyst that will go from methane to plastic. Maybe the operating temperature / pressure is simply too dangerous for safe human startup, operation, shutdown, or some other reason. Maybe the plastic producing technology doesn't work at such a small scale as being able to fit inside one horizontally laid 40' container. While being possible at a theoretical chemistry level, maybe the chemistry simply doesn't fit at scale for some chemical engineering reason. Maybe the process needs gravity somehow, either in-line or perpendicular to gas flow. Maybe we need to use electricity somehow. Plasma gasification is possible and perhaps applicable in fabricating exotic composites and alloys from the periodic table. How about distillation. Maybe electrolysis from solar energy produces oxygen supply and a hydrogen supply. If research is required, then the first prototype at scale might cost a million dollars of R&D money, or even more. Maybe better catalysts are needed. Perhaps organic catalysts can remove the volatile gases like methane from the 90% moisture content manure. Eventually the solution will emerge. Maybe the final solution will be multiple containers with vertical rise columns needing cranes to set up.

#2 Costs Don't Scale Correctly

At the upper end we know that for about $4.8 million dollars we can build about a 3 ton per hour gasification unit. We need a 6 ton per day in our target capacity prototype. That works out to be 1/12 of the capacity (3 ton hr. * 2 hr.) which works out to $400,000 for the process. If the costs scale in a linear fashion. then the costs would be 80% of an apparatus, process, and solution selling for $500,000 yielding a $100,000 margin. This is all speculation on a highly idealized analysis of real world costs.

The plastic end of the operation is where the currently unknown costs will be explored. Carbonic LLC will use some of its initial capital to hire consulting engineers to explore the chemistry of pig manure all the way back to crop fertilizer and all the way forward to pig manure held carbon being transformed into plastic held carbon.

#3 Staffing Up is Major Risk/Challenge

Carbonic LLC is aware of the major risks/challenges. A major challenge is that Carbonic LLC needs a team of people and at this early stage has the workflow inventor to carry on the idea. This challenge will be to find the $120,000 necessary to validate the model and get the workflow onto a workbench for validation and experimentation. Another major challenge is raising the up to $4.8 million necessary to construct the first pig manure to HDPE workflow front to back.

A major financial risk is having a big player scoop the market.

Have you validated your solution?

Right-sizing a #ManureGasPlastic™ gasification and sequestration into HDPE plastic facility to gross 3,000 MN based pig farmers approximately $756 per day or $500,000 per year and tackle the environmental challenges presented by pig farms is a relatively straightforward process. The technology exists. The University of MN produced the chemical catalyst and many industrial elements such as pumps, furnaces, reactors, and distillation equipment are available at shipping-container-scale. As with any engineering challenge, the plan is to break the project into parts that can be tested and combined in parallel. First, a macerating pump and piping system transports the pig manure from a (smaller) holding lagoon to be sprayed into the gasification reactor where it reacts with a first catalyst to produce syngas. Second, the syngas and a second catalyst are reacted in a second reactor to produce HDPE plastic. Please accept this as a simplified description of a complex chemical / industrial process for the purpose of this application. With a basic understanding of the technical process of turning #ManureGasPlastic™ output into HDPE plastic, the technology development plan is to prove the processes described above and itemized here: (1) pumping and transportation of manure, (2) spraying of manure and reacting with a catalyst, (3) transportation of syngas, (4) reaction of syngas with a catalyst, and (5) the continuous output of HDPE plastic, and then integrate them together within a shipping container(s).

Form Factors of Units

With the technology development plan in place, the product-market fit must be explored. It is expected that accurately determining the product-market fit will consist of working with farmers to assure that the shipping container form factor is acceptable and to further assure that financing and return on investment / payback terms are fair to all concerned.

Laboratory Bench Unit

A bench chemist may be able to create a benchtop that will prove out the overall process using pig manure syngas produced by direct or indirect means that simulate a pig manure gasification mixture being fed into an HDPE plastic production unit for 3D printing

10,000 lb Trailerable Demo Unit

In an effort to de-risk the opportunity and garner buy-in, it is desirable to build a 10,000 lb or less trailerable demonstration that can be transported to and from pig farms around the state. With a 10,000 lb or less trailerable demonstration completed, the process can then be scaled up to the size of a shipping container, the operating and ownership costs, and profitability can be finalized, and sales made throughout the trailerable demonstration process can be fulfilled. It is further expected that the trailerable demonstration process will result in farmers providing investment capital to complete the fulfillment of the product and grow the business. Those farmers who do invest, could then receive dividends or distributions from the business, further enhancing their profitability relative to the implementation of a #ManureGasPlastic™ output to HDPE plastic carbon sequestration solution.

Prototype At Scale

This topic is discussed in the "Right Sizing" section and other sections.

Progress

Carbon gasification, in unrelated fields, has existed since the early 19th century. Carbonic LLC, has conceptually realized the vision of turning the problem of the fecal lagoons of pig farms that contaminate both air and ground water with putrid pollution, into an opportunity for pig farmers to earn an additional $250,000 a year in revenue with an on-site and modular HDPE plastic production solution.

Carbonic LLC, has embraced proven science, technology, engineering, and mathematical modeling methods, generally supported by literature searching, to detail the business opportunity for farmers, as well to determine the applicability of a right-size, shipping container based solution capable of scaling from the average pig farm, up to the upper quartile in size.

Production at Scale

Carbonic LLC, has further contemplated how to break a large gasification and HDPE plastic production facility into components capable of being implemented within a 10,000 lb bumper-pull trailer demonstration and a 40' long shipping container industrial solution. The #ManureGasPlastic™ apparatus might need multiple trailers. If one arrangement doesn't work or doesn't fit the constraints then the existing prototype units and parts will be salvaged and new units and new parts will be tried out.

1.5 to 2..5 Ton Per Hour Capacity

https://mavitecrendering.com/gasification-a-new-way-of-solving-manure-issues/
Mavitec Environmental is part of the Mavitec Group. Together with our American partner EarthCare, Mavitec has been developing gasification systems since 2002. Mavitec has full scale plants with a capacity of **1.5 up to 2.3 ton/hr**, operating in the U.S.A. (cow manure, chicken, turkey and hog litter, wet distillers grain, food waste), The Netherlands (pig manure) and Russia (layer poultry, turkey litter). More installations under construction in the Middle East.

Constraints and Ideals

Constraints and Ideals

Physical Unit Size Ideals
Inside max 7'6" square end face
Inside max length 40'
Inside actual length is 10', 20', and 40'

Daily Processing Capacity
6 ton per day min
500 lbs per hour
750 lbs HDPE

HDPE Markets
Safe Homeless Housing

Weight U.S. Ton
33.6 ton max weight
Seek to preserve horizontal center of gravity

Carbonic LLC hopes to realize 1) a 10,000 lb bumper-pull trailer and 2) a 40' shipping container capable of showing the world that a barrel of pig manure is roughly equivalent in value to a barrel of crude oil remaining mindful of the fact that plastic effectively sinks atmospheric carbon before, before into atmosphere.

Renewable HDPE Production

With such a future potential HDPE production capability being able to be sold to 60,000 farms pig throughout the United States, HDPE could increasingly become a renewable material in the form of composite lumber, injection molding and 3D printing pellets and filament, respectively, as well as a means to inspire the next generation of entrepreneurs and engineers with a **1lb** HDPE 3"x3"x3" cube commemorating the sequestration of carbon from what might have otherwise been expanded to approximately 24'x24'x24' of the Earth's atmospheric carbon dioxide.

Embrace Proven Science Technology Engineering Mathematics (STEM)

Carbonic LLC, embrace proven science, technology, engineering, and mathematical modeling methods, generally supported by searching the literature, to detail the business opportunity for farmers, as well to determine the applicability of a right-size, shipping container based solution capable of scaling from the average pig farm, up to the upper quartile in size.
Selling Keepsakes

HDPE Renewable Material

With such an HDPE production capability able to be sold to 60,000 farms throughout the United States, HDPE could increasingly become a renewable material in the form of composite lumber, injection molding and 3D printing pellets and filament, respectively, as well as a means to inspire the next generation of entrepreneurs and engineers with a 1lb 3"x3"x3" HDPE cube commemorating the sequestration of carbon from approximately 24'x24'x24' of the Earth's atmosphere.

Next Steps

Summary of next steps: The first big step is to build, test, and launch the first #ManureGasPlastic™ container. Based upon the projected market price of $500,000 for each #ManureGasPlastic™ container, an adequate budget to build and test the first container is approximately $1.5 million. A seed fund of $240,000 would enable half a year of chemical and mechanical engineering capability to deliver a bumper-pull demonstration for/with a volunteer pig farmer.

Minnesota Location

We need a build location in Minnesota. The #ManureGasPlastic™ container is a product bound to strict load limits on public roadways. We will haul #ManureGasPlastic™ containers on public and private roadways. For example, we can easily work in a laboratory workshop in one place and then haul the resulting #ManureGasPlastic™ containers to its startup testing location. We can haul the #ManureGasPlastic™ containers anywhere in Minnesota. We can haul a

#ManureGasPlastic™ container anywhere. Built in Minnesota and shipped anywhere on earth. Maybe into space too. #ManureGasPlastic™ here we come!

Build a Minnesota Factory

But first, before these dreams can be **fully launched**, we need up to $4.8 million of investor capital to build or lease the factory necessary to build the first #ManureGasPlastic™ container apparatus. Perhaps a Minnesota based #ManureGasPlastic™ LLC legal entity will be necessary to share income among member capital investors and time investors.

Is there a prototype or MVP?

There is no physical prototype or MVP because up until now, nobody has seen the opportunity in using the pig manure to plastic workflow as a primary way to sequester carbon. It is like a puzzle with many pieces that fit together properly. Gasified pig manure does turn into syngas composed of hydrogen and carbon monoxide,carbon dioxide, methane and other gases depending on the composition of the manure. The backend HDPE catalyst does indeed behave as expected. The technology is pretty well understood. There are many interesting R&D experiments in the science experiments on HDPE composite materials. In some sense the puzzle pieces are falling into place and the big picture emerges of of right-sized pig manure gasification to HDPE production facilities being the optimal answer to questions about pig manure, other meat and poultry, manures, human sewage, and the whole question of municipal waste handling and other biomass production of hemp and other fast growing plants that eat lots of carbon dioxide and fix carbon in a form well suited to carbon gasification.

Carbonic LLC Financials

Carbonic LLC Cash Balance, Monthly Expense, and Monthly Income

As of October 31, 2021 the paid in owner capital is $60,000 of paid in capital valued at 60,000 units. The crowdfunding campaign at

Projections Year Over Year Growth Percentage

Input Cells	Projection Period							
	Year 1 2021	Year 2 2022	Year 3 2023	Year 4 2024	Year 5 2025	Year 6 2026	Year 7 2027	Year 8 2028
Net Income	($115,000)	($455,000)	($525,000)	$6,098,750	$16,875,600	$27,000,960	$42,661,517	$66,277,714
% margin	(23.0%)	(13.0%)	(3.0%)	17.0%	28.0%	28.0%	28.0%	29.0%
Income Statement Assumptions								
Sales (% YoY growth)		600.0%	400.0%	105.0%	68.0%	60.0%	58.0%	50.0%
Cost of Goods Sold (% margin)	110.0%	90.0%	80.0%	60.0%	50.0%	50.0%	50.0%	50.0%
SG&A (% sales)	10.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%
Other Expense / (Income) (% of sales)	2.0%	2.0%	2.0%	2.0%	1.0%	1.0%	1.0%	- %
Depreciation (% of sales)	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Amortization (% of sales)	- %	- %	- %	- %	- %	- %	- %	- %
Interest Income	- %	- %	- %	- %	- %	- %	- %	- %
Tax Rate	- %	- %	- %	- %	- %	- %	- %	- %

Net Income From Above (row 34)	($115,000)	($455,000)	($525,000)	$6,098,750	$16,875,600	$27,000,960	$42,661,517	$66,277,714
Net Income Carbonic LLC	($800,000)	($810,000)	$2,100,000	$6,180,000	$18,030,000	$29,070,000	$80,910,000	$88,110,000
Difference in Net Income <<< $0 goal	($685,000)	($355,000)	$2,625,000	$81,250	$1,154,400	$2,069,040	$38,248,483	$21,832,286

Carbonic LLC modified the template spreadsheet provided by Lurie, LLP. The modified percentage sales growth year over year is shown above in the blue shaded section. The row for Net Income of Carbonic LLC presents net income is computed in a way based on a model focused on how to deliver high quality #ManureGasPlastic™ products to market.

GOAL: Projections Of Success

The big picture goal is the operation of 1,200 Carbonic LLC #ManureGasPlastic™ installations on pig farms located in Minnesota. The following table shows computation based upon

- GOAL: 1,200 customers/pig farms with #ManureGasPlastic™ in service in MN
- The total number of factories grows over time
- Improved #ManureGasPlastic™ models are introduced every two years
- Sales income and Operations Services income is reduced by cost of goods sold
- Staffing costs include permanent Carbonic LLC operations staff
- Staffing costs include factory workers to staff the factories
- Consider manufacturing costs to build factories
- Consider alternative manufacturing costs to lease factories
- Consider #ManureGasPlastic™ truck and trailer options
- Compare the modified template results looking for consistent outcomes
- Establish the year when the GOAL of 1,200 MN customers/pig farms is attained
- GOAL: Attained in MN pig farm installations of #ManureGasPlastic™ in 2028

Input Cells	Projection Period							
	Year 1 2021	Year 2 2022	Year 3 2023	Year 4 2024	Year 5 2025	Year 6 2026	Year 7 2027	Year 8 2028
Total Factories	1	3	4	6	8	12	20	18
Build Polynk™ per Factory	1	3	3	6	12	12	24	24
Built Polynk™ All Factories	1	9	12	36	96	144	480	432
Total Polynk™ In Service	0	9	21	57	153	297	777	1209
Brand Model	Model A		Model B		Model C		Model D	
Sales Income Polynk™	-	$500,000	$500,000	$500,000	$480,000	$480,000	$460,000	$460,000
Cost of Goods (COGS) per Polynk™	$800,000	$600,000	$360,000	$360,000	$340,000	$340,000	$340,000	$340,000
Net Income Polynk™ Sales	($800,000)	($900,000)	$1,680,000	$5,040,000	$13,440,000	$20,160,000	$57,600,000	$51,840,000
Operations Income	-	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000
Cost of Goods (COGS) Operations	-	$50,000	$40,000	$40,000	$30,000	$30,000	$30,000	$30,000
Net Income Operations	-	$90,000	$420,000	$1,140,000	$4,590,000	$8,910,000	$23,310,000	$36,270,000
Total Net Income	($800,000)	($810,000)	$2,100,000	$6,180,000	$18,030,000	$29,070,000	$80,910,000	$88,110,000
Staffing Cost	$1,325,000	$1,725,000	$1,985,000	$3,210,000	$6,860,000	$9,060,000	$26,960,000	$24,360,000
Net Income With Staffing	($2,125,000)	($2,535,000)	$115,000	$2,970,000	$11,170,000	$20,010,000	$53,950,000	$63,750,000
Build Factories <<<	$168,000	$576,000	$768,000	$1,368,000	$2,400,000	$3,600,000	$8,880,000	$7,992,000
Net Income Build	($2,293,000)	($3,111,000)	($653,000)	$1,602,000	$8,770,000	$16,410,000	$45,070,000	$55,758,000
Build Versus Lease								
Lease Cost <<<	$91,200	$345,600	$460,800	$907,200	$1,785,600	$2,678,400	$7,344,000	$6,609,600
Net Income Lease	($2,216,200)	($2,880,600)	($345,800)	$2,062,800	$9,384,400	$17,331,600	$46,606,000	$57,140,400

GOAL: Projected To be Attained in 2028

The data table above is the Carbonic LLC growth capacity model. It comes out slightly ahead of the sales year over year percentage projection model. The fact that the two models follow similar upward trajectories allows each to be adjusted for more consistent projections. The growth in income starts off with a single #ManureGasPlastic™ sale, and is then sustained through #ManureGasPlastic™ management fees paid monthly. The two income streams factor in income and COGS for both.

Income Growth Prospects

There is a significant potential for exponential growth in U.S. states containing livestock farms. Minnesota alone contains 3,000 pig farms/customers who could buy #ManureGasPlastic™. Let's assume 1,200 of them do so. This equates to a $600 million dollar #ManureGasPlastic™ market in MN with large potential for growth in other types of livestock. Additionally, the management fee to Carbonic LLC from this number of pig farms would result in $6 million in monthly recurring revenue.

The top U.S. swine producing states as of March 2021 are Iowa at 23.8 million hogs, Minnesota at 9 million, North Carolina at 8.5 million, Illinois at 5.25 million, and Indiana at 4.35 million. That's about 50 million hogs producing 10 pounds of manure each or 500 million pounds of manure per day. With 90% water content, that leaves 50 million pounds of manure solids of which about half, or 25 million pounds is carbon valued at $1 per pound.

Income Growth Risks

Risks to income growth include competition from big players in the plastic industry. Established competitors can drive the price beyond the Carbonic LLC suggested selling price of $1/lb of plastic paid to the farm by a purchaser. Income growth could diminish when supply chain disruptions occur, such as critical parts supplies, critical materials supplies, and perhaps the greatest risk of all is a shortage of essential catalysts needed for the whole process to work. Another important risk to consider is extreme growth beyond expectations that is difficult to manage. This would result in #ManureGasPlastic™ manufacturers being unable to keep up with demand. When #ManureGasPlastic™ demand is greater than supply, increased production must occur. On the other hand, when #ManureGasPlastic™ supply is greater than demand, our marketing and sales people must create new markets and expand existing markets.

State and National Value Proposition

The State of Minnesota's value proposition using MN public information is 3,000 pig farms raising an average of 1,000 pigs each. That is millions per year of new found income earned by MN pig farmers selling plastic. The United States' value proposition: 60,000 pig farms generate a $41.4 **billion** market. Plus a bonus of 41.4 billion pounds worth of Carbonic LLC certified carbon captured and sequestered each year.

Carbon Sequestration Ownership

Carbonic LLC establishes the authenticity of ownership of any quantity of plastic sequestered carbon recently captured from living biological sources and not petroleum or coal. That is precisely what is meant by a pound of high density polyethylene (HDPE) plastic being a "Carbonic LLC Certified" carbon sequestration event. A proposed cryptocurrency transaction is written permanently into a blockchain as proof of ownership.

Does The Science Work?

The process of gasifying manure to produce syngas, as well as the process of using syngas to produce plastic has been around since the 1950s. The parameters used in the computations in this paper are approximated and rounded for ease of math.



Market for the Technology

Disruptive Technology

The Carbonic LLC #ManureGasPlastic™ technology disrupts established systems.

1. Gasifying pig manure quickly after production reduces the need for pig manure to be stored in lagoons.
2. Reducing the amount of manure spread on fields changes the dynamics between Carbonic LLC customer/pig farm management companies and city, county, state and federal government regulators.
3. A concentrated animal feeding operation, or CAFO, is bound by rules concerning how much pig manure can be spread on land. This constrains how many pigs can be on a farm. When manure is no longer spread on fields, CAFO rules may be less of an issue.
4. It is disruptive for Carbonic LLC to reserve the right to certify proof of ownership and chain of custody in its blockchain.
5. There are many disruptive possibilities which can be good for agriculture. Turning agricultural waste into an income stream is just part of a large, overall answer.

Everybody is Concerned About Water

A Clean Water Supply

Water quality standards are important for the meat supply portion of pig production. Fortunately #ManureGasPlastic™ doesn't worry about pathogens in the pig manure and other biomass supply sources because the gasification reactor operates at over 700 degrees centigrade which effectively kills pathogens.

Raw Pig Manure is 90% Water

#ManureGasPlastic™ has a concern about water in manure which can be up to 90% of the raw manure. Too much water quenches the flame. The water can be mostly consumed depending on the catalysts and processes involved. This document does not discuss the operation of the manure gasification catalysts because they are proprietary.

Water Inside #ManureGasPlastic™

Government regulations and permitting are always followed. #ManureGasPlastic™ helps solve manure and water problems by turning them into an income stream at the source. Manure disappears into a syngas cloud and can come out the backend as products that provide carbon sequestration opportunities. Products like plastic can sequester carbon for decades.

Product Pricing

Constraints on $500,000 Product

The marketing and sale of the Carbonic LLC systems sold to pig farmers is constrained to 1) have a one time cost of $500,000, 2) have operating costs less than $5,000 per month, 3) fit inside international shipping containers, 4) weigh less than 33.6 tons, 5) have the capacity to process 6 tons of manure per day which works out to a continuous flow capacity of 500 pounds of manure per hour, and 6) have a built in, field swappable monitoring and control system with internet communication to each unit's cloud server, where the data logs are sent for analysis and long term storage.

Target Price For First #ManureGasPlastic™: $500,000

Estimated breakdown of a hypothetical cost of #ManureGasPlastic™ priced at $500,000 is shown as follows below. These costs constrain the final product. During supplier vendor discussions these cost components must fit within the budget constraints but may be overrun at the start.
$100,000 Gross Margin (0% to 20%)
$100,000 Fresh Manure Input and Moisture Reduction (20%)
$100,000 Gasifier (20%)
$100,000 Plastic HDPE Reactor (20%)
$50,000 HDPE Extruder (10%)
$50,000 Contingencies (10%)

The first #ManureGasPlastic™ may break even or cost more than budgeted. The lessons learned will reduce costs for subsequent units built. The recurring $5,000 monthly operating expense incurred by the farmer will help Carbonic LLC with its cash flow.

Marketing Strategy

Happy Customer Story

The final transaction with an end user enables a story to be told. #ManureGasPlastic™ turns manure into plastic which creates an income stream. The customer is a pig farmer. The happy farmer with 1,200 pigs producing 6 tons of manure daily will create, with the help of

#ManureGasPlastic™, 756 pounds of plastic. The customer/farmer can sell their Carbonic LLC Certified biosystem source plastic for $1/lb. Thus, $756 per day adds up to about **$276,000 per year** of new income. The basic plastic extruder model produces various uniform sized plastic construction grade bricks and standard dimensional plastic lumber. Stinky methane laden manure is cleanly turned into human safe plastic building materials and, as a side benefit, helps foster Carbonic LLC's **vision and mission** of capturing and sequestering carbon in the plastic.



The Addressable Market in MN

The Minnesota Pollution Control Agency (MPCA) provides a spreadsheet/database of 38,000 Minnesota feedlots of which approximately 3,000 are pig farms. Therefore 100% of the potential pig farms/customers are known already. In April 2021, Carbonic LLC acquired the MPCA spreadsheet containing over 160 data points for each of the 38,000 feedlot farms being monitored by the Minnesota Pollution Control Agency. For many questions, Carbonic LLC can simply query this public database. Knowing the mailing address of every feedlot farm in Minnesota helps with marketing. All customer/pig farms will receive mail from Carbonic LLC with information about #ManureGasPlastic™. This bodes well for locating and contacting customers in all the big swine producing states like Iowa, North Carolina, Illinois, Indiana, and others. The next big market after pigs might be poultry, then cattle. To a #ManureGasPlastic™ manure is manure. Adaptations on the front end allow different biomass feedstocks for gasification to syngas.

Carbon Sequestration Is The Big Picture Innovation



Our #ManureGasPlastic™ technology serves a higher purpose. It captures carbon gases before they escape into the atmosphere. #ManureGasPlastic™ captures the carbon in pig manure and sequesters that carbon in plastic for decades. Using the correct front end technology, the Carbonic LLC Technology can even pull carbon dioxide emissions directly from the atmosphere using methanogen bacteria that eat carbon dioxide and produce methane. When each farm has its own localized manure to plastic technology, concerns will lessen and perhaps disappear as the good news about #ManureGasPlastic™ apparatus, process, and solution spreads in popularity.

Big Competitors to the Carbonic LLC Solutions

The biggest competitor/collaborator to #ManureGasPlastic™ is the carbon credit system wherein one carbon credit is equal to one tonne (2204.6 lbs.) of carbon dioxide. Carbon credit trading is an application of an emissions trading approach. Greenhouse gas emissions are capped and then markets are used to allocate the emissions among the group of regulated sources. A carbon credit contains the removal of a gas from the atmosphere and its compression. The Carbonic LLC "Manure to Plastic" campaign produces a solid form that is put into common use. There really is no comparison between the two approaches. Human friendly plastic is the desirable answer.

Sales Incentives

Sales Incentives are designed to give the **Sales Team** an opportunity to pass along various **Sales Incentives** and **Rewards** to the **Customer**. The **Sales Staff** can receive rewards for sales connections made that result in a customer buying the $500K #ManureGasPlastic™ apparatus. This rewards program offers no commission arrangement but is rather a fair way to divide revenue among those Sales Staff as members of the **Marketing and Sales Team** in the form of performance awards, rewards, and someday Carbonic LLC Education Expense (EDU) units which are exchangeable with the Carbonic LLC Carbon Sink (CAR) unit.

Carbonic LLC Key Management Bio

Carbonic LLC Market Penetration Strategy

When Carbonic LLC opens a new market, we will complete several steps.
1. Hire Carbonic LLC State Coordinator to gather data about states, counties, and cities
2. Seek farm equipment dealers and manufacturers as Channel Partners
3. Seek pig farm management companies as customers and Channel Partners
4. Seek state and county data about feedlots for use in marketing campaigns

The minimum viable product (MVP) is a small subset of the overall general system wherein the pig manure derived plastic ends up affecting humanity living with a human safe plastic housing market. With general HDPE markets gaining an expanded vision of the role of plastic in the modern world. We foresee a day when plastic is recognized as perhaps the best way to sequester carbon. Delivering safe housing, water supply, and sewage handling, is like a dream come true. The major 2021 deliverable is to continue the 2020 manure and money flow models beyond their current MVP stage.

It is time for the dreams to become a reality. The next steps to attaining this outcome include verifying the spreadsheet model. Then find money to build a prototype of a miniature version of the #ManureGasPlastic™ that demonstrates how an HDPE plastic milk jug filled with a liquid pig sewage slurry can be poured in the input chute and HDPE plastic extrudes out the backend. Kids are gonna love it.

The most immediate need is to raise capital sufficient to 1) find a scientist/engineer to verify the spreadsheet model calculations, 2) set up a laboratory bench and help design a portable demonstration apparatus that can be trailered to marketing and education presentations, and 3) design how to scale a final plant to fit in one or more containers. The 2021 cost estimate for this first leg is estimated at $120,000.

Next, for 2021 and 2022 the capital must be raised to build the first facility at the first pig farm. The current estimate is $4.8 million for the front-end pig manure handling system, the middle manure gasification reactor, and the back-end HDPE plastic producer. The target plant must be able to handle approximately 6 tons of manure per day. Commercial full scale plants with a capacity of 1.5 up to 2.3 ton/hr. are operating in the U.S.A. (cow manure, chicken, turkey and hog litter, wet distillers grain, food waste).

Appendix A - Computations

Calculating Pounds of Manure Per Farm Per Day

https://core.ac.uk/download/pdf/38913921.pdf
"Total Manure lbs/day is a function of the weight range of the manure producing pig, the pig feed supply, and other factors." Assume 10 pounds of manure/day/pig is consistent with the amount used throughout the computations performed and presented in this submission.
In the weight of the manure there is organic matter composed of bodies of bacteria from the animal's gut, along with some partly digested feed. Carbon is present in proteins, fatty acids, lipids, carbohydrates, cellulose, and lignins.

For informational purposes only: 1 pound of HDPE plastic solid carbon captured by the Carbonic LLC technology, when expanded to Standard Temperature and Pressure (STP), will occupy 8.16 cubic feet per pound of sequestered carbon.

Carbon to HDPE Computation

https://www.gov.mb.ca/agriculture/environment/nutrient-management/pubs/properties-of-manure.pdf

Assume again that a pig produces 10 lbs manure/day

1,200 pigs/farm x 10 lbs manure/day = 12,000 lbs or

6 tons manure/day = plant continuous flow capacity/day

90% moisture content

10% dry matter (DM) content = 1,200 lbs DM/herd/day

5.4% of raw manure (or 12,000 lbs) is organic carbon

= 648 pounds of carbon/day OR 756 lbs of HDPE/day (based on chemist computations)

= $756 of organic HDPE/day

x 365 days = around **$276,000 of HDPE plastic containing sequestered carbon/year**

This recovers original capital outlay of $500,000 for system in approximately

2 years, excluding the monthly Carbonic LLC management fee of $5,000

"Total Carbon" Side Notes

Compute Carbon and HDPE Production

https://umaine.edu/soiltestinglab/wp-content/uploads/sites/227/2016/07/Compost-Report-Interpretation-Guide.pdf

"Total carbon (C) is a direct measurement of all organic and inorganic carbon in the compost sample. Unless the sample has a high pH (> 8.3) or is known to contain carbonates, essentially all carbon will be in the organic form. Composted organic matter typically contains around 54% organic carbon by weight. The carbon content of individual feedstocks may vary from this ratio."

Customer Farm Economics

https://www.ipic.iastate.edu/publications/120.ExampleProdBudgets.pdf

Pork Production Budget derived from Iowa State:

$122.87 Operating Costs

$ 10.30 Fixed Costs

$133.17 Total Costs/pig sold x

  1,200 Head = $159,804 Total Expenses

We'll assume $160,000

Income from Sales (weights approx.):

120 to 140 pounds of meat in a butchered pig

1,200 pigs x 120 lbs each (use low estimate)

= 144,000 lbs pork meat/herd x

$2.25/lb. of hanging weight paid to farm =

$324,000 Production Income - $160,000 Expenses =

$164,000 Net Revenue from Production
Again $276,000 HDPE sales paid to farm - $60,000 annual management fees
$216,000 Net Revenue from HDPE sales
$164,000 + $216,000 = $380,000 Total Income

Appendix B - A Farm Selection Process

This example comes from the Carbonic LLC owned copy of the Minnesota Pollution Control Agency (MPCA) GIS database concerning over 38,000 feedlots in Minnesota, of which about 3,000 are pig farms.

	GJ	GK	GL	GM	GN	GO	GP	GQ	GR	GS	GT
1	au_count	animal_count	primary_stock	owner	ph	contact	phone	city_m_co	state_n	huc10_name	huc12_name
5	1992	9140	Swine 55-300 lbs	Kent Lo	0		507-4	Lismore	MN	Kanaranzi Creek	Headwaters Kanaranzi Creek
6	906	3020	Swine 55-300 lbs								
7	1440	4800	Swine 55-300 lbs								
8	217.5	43500	Broilers >5 lbs								
9	214	175	>1000 lbs								
10	518	1320	Swine >300 lbs								
11	73.425	210	>1000 lbs								
12	924	308000	<5 lbs								
13	1152	3840	Swine 55-300 lbs								

Marketing and Sales Data Columns

Data columns have been added to the end of each data row. These columns are used by sales associates when contacting customers. Data is gathered for initial contact and for subsequent contact. The database provides a simple way to reach out to known customers/pig farmers who are recognizable by their data patterns. Then it is easy to perform simple analytics to help figure out which sales campaigns provide the best outcome.

Row 5 tells an interesting story from columns (GJ) through (GT). A man named Kent (GM) owns a pig farm located in Lismore, MN (GQ, GR). He was in the news recently explaining why he had to euthanize about 10,000 pigs (GK). The pigs couldn't be processed because of disruptions in the pork processing industry. The au_count (GJ) tells the weight of Kent's herd of swine in the 55-300 lbs range (GL) comprising 9,140 pigs (GK). Furthermore Kent's pig farm is located on the Headwaters of Kanaranzi Creek (GT) in the Kanaranzi Creek (GS) watershed.

More information is available in the database about Kent's farm including the owner and the contact person for the farm.

Appendix C - Questions and Answers

Question: What is the value of pig manure to farmers vs. having to purchase fertilizer? If they turn the manure into plastic, they will need to purchase fertilizer.

National Hog Farmer

https://www.nationalhogfarmer.com/mag/farming_manure_isnt_waste
"Cashing in on Manure's Value" is a great whatif analysis of the value of manure when sold on the open market. Large tanker trucks arrive at the manure lagoon where they pump the contents into their tankers and haul it away. Sounds pretty simple. Sell the manure to be processed elsewhere. Buy fertilizer to replace the plant nutrients in manure which is no longer available.

Suppose instead that the manure could be spread on the crop farmland in the reduced form of #ManureGasPlastic™ byproduct ash. Rather than spreading the fertilizer in the form of manure, such as is commonplace these days, the ash, which is collected as a byproduct each day from #ManureGasPlastic™ operations, is spread instead. What remains in the ash came from the swine manure and contains all 13 of the essential plant nutrients that are used by plants. These include nitrogen (N), phosphorous (P), potassium (K), calcium (Ca), magnesium (Mg), sulfur (S), manganese (Mn), copper (Cu), zinc (Zn), chlorine (Cl), boron (B), iron (Fe), and molybdenum (Mo). By blending in other nutrient sources a farmer could finetune the fertilizer to the specific crop's needs and spread it on the land.

Question: What is the cost to produce one pound of plastic through typical oil/chemical based processes? How does this compare to Polynk?

HDPE Prices

A check on recent HDPE prices show prices as low as $0.40 per pound a year ago and recently as high as $1.25 per pound. It might appear as if the farmer could simply sell their HDPE to the highest bidder. But wait! There is more to the story. In the #ManureGasPlastic™ market, the HDPE is special because it has sequestered carbon locked inside derived from recently living biological sources. The Carbonic LLC certified digital stamp written to the blockchain proves the sequestration was completed. Upon completion, ownership is established and the value of $1.00 per pound is attached to the #ManureGasPlastic™ created plastic. The $1.00 signifies the fixed price of sequestered plastic. This fixed market price can be adjusted upward in notches based on a proprietary algorithm applied to factors like the net increase or decrease in the atmospheric carbon emitted into the atmosphere by human controlled behavior.

Question: What is the market size for Plastic bricks? Plastic Lumber? Plastic Pellets? Are the bricks and Lumber approved in building codes?

 https://www.greenbuildermedia.com/blog/the-promise-and-pitfalls-of-plastics-in-construction
"The Promise and Pitfalls of Plastics in Construction" which says "plastic wood has many of the desirable durability qualities of pricey (and sometimes endangered) South American and Asian wood species such as attractive and durable, teak and ipe woods."

https://american-plasticlumber.com/wp-content/uploads/2016/11/APL-lp-HDPE-Sheet-Typical-Properties.pdf
American Plastic Lumber, Inc. sells its 3/4-inch-thick recycled plastic "sheet goods" (imported from Asia) which have the characteristics in the previous pdf file.

Question: What are the typical sales prices of each item? What is your cost to produce each item?
Good questions. These questions will be answered in future targeted marketing campaigns

Appendix D - Useful References

What is HDPE
https://en.wikipedia.org/wiki/High-density_polyethylene
High-density polyethylene (HDPE) or polyethylene high-density (PEHD) is a thermoplastic polymer produced from the monomer ethylene. It is sometimes called "alkathene" or "polythene" when used for HDPE pipes.[1] With a high strength-to-density ratio, HDPE is used in the production of plastic bottles, corrosion-resistant piping, geomembranes and plastic lumber. HDPE is commonly recycled, and has the number "2" as its resin identification code.

HDPE Sheet Material
https://www.acplasticsinc.com/informationcenter/r/what-is-hdpe-sheet
What is High Density Polyethylene Sheet (HDPE Sheet)?

Plastic Lumber Capabilities

https://rescoplastics.com/resources/plastic-lumber-capabilities/
"Normally HDPE has a poor resistance to UV, a segment of sunlight. Milk jugs are
made from HDPE and designed for a short shelf life. After all, they are made to
contain perishable food. The whitish, translucent appearance is the natural color of
HDPE. If milk jugs are left outside for a few months, even worse in direct sunlight,
they will degrade to such an extent that you can crumble them easily with your
hands. Things change for the better when during manufacturing colorant has been
added. The small platelets of the colorant prevent the harmful UV from penetrating
deep into the plastic. However, the color of the colorant has a major impact on the
protection that is achieved.. If the manufacturer included a generous amount of
white colorant, items such as white buckets used around the garden can last for
quite some time." (editor: corrected minor edit errors in quote)

Carbon Black UV Screen

"**Carbon black** is the most effective **screen against UV** and perhaps the best
weathering stabilizer available. If black is not an option, light stabilizers
should be added that either absorb light or quench the detrimental chemical
reaction caused by UV."

Carbon Black HDPE

https://www.azom.com/article.aspx?ArticleID=16642
"Mixing Carbon Black with Polyethylene Pellets"
"Generally, **conductive carbon black** is employed in a variety of **polymers** to
achieve permanently dissipative, antistatic, or **electro-conductive** properties in
paints, plastics and rubber. The carbon black not only influences **thermal and
electrical conductivity** but also impacts the coloration and **electromagnetic
properties** of varnishes and paints and even the coloration of rubber and plastics.
Blown and cast films, extruded profiles, sheets, pipes, and injection-molded parts
are common application areas"

Food for Thought

As this Business Plan #BIZ draws to a close, we on the teams of Carbonic LLC, of Woodbury, MN wish you farewell. Within the sentiment of Thanksgiving USA 2021, we thank you and leave you with food for thought.

1. Think about the impact on global climate that Carbonic LLC a #ManureGasPlastic™ world, to the extent that keeping human caused carbon should, with the exception of breathing, be kept out of the atmosphere.

Increasing profitability, supporting/creating industry, outputting a needed material/resource. We want to leave you with some closing thoughts, mostly about the connection between innovation and STEM Education and/or Arts Education.

Job Creation

Creating jobs for Chemical Engineers, Construction Workers, Welders, and Farmers.

Crowdfunding Reg-CF Portal

https://carbonic.live/
https://gis.carbonic.live/

Brands and Trademarks

#ManureGasPlastic™

#MGP™

#CAR™

#CARpool™

Carbonic LLC Problems Being Solved

Every Person Needs A Purpose

There are **short-term** human purposes that are **useful** means to an end (for example, finding food, a bathroom, and a bed for the night). There are **long-term** useful purposes that are more **aspirational** (like, completing an education and finding a job). There are dormant purposes awaiting an **inspirational** spark; seeking to be of **service** to humanity. The homeless, unemployed, underemployed, unemployable, or exploited need help. How about mental illness, substance abuse, and lack of needed services? Carbonic LLC provides data, information, and content that serves these human purposes in these areas by spotlighting plastic **housing for everyone,** including the homeless and the poor. Promoting **plastic housing** is a **market niche** filled by Carbonic LLC. Carbonic LLC must **support the market** for pig manure derived plastic products to make sure that pig farmers have **customers** for their plastic. What better **material purpose** exists for pig manure than joining an ever growing plastic **energy/material** sink? The Carbonic LLC certified plastic sink becomes the source of the plastic needed by the plastic housing industry.

Some People Need a Change

As a personal inventory, how much do you love your job? Do you end each workday feeling happy and fulfilled? Have you made a beneficial difference in the lives of others today? Are you confident that you are in the right career and the right position with the right company? Are you focused on activities that matter to you? Are you using your strengths? Are you effective? Are you realizing your full potential? Do you have time available to help Carbonic LLC sometimes?

Whatever your answers, please consider the Carbonic LLC alternatives. You will find opportunities for volunteering to help other people and teams with their projects and tasks. If a project task captures your interest, explore it. If you can help, consider doing so. You must be qualified to do the work. You must have the time flexibility in your life to undertake a set of tasks spread across your intervals of time available in your schedule. Some tasks you will fit into your free time and work alone or in a co-work situation. Other tasks will require other's help. In general, you must be able to complete your tasks on time. Your work ethics and your proof of work will be judged by your peers. Their accolades and criticisms become part of your profile. You attempt to fulfill the commitments you have made and let your team lead know when you first think your assignment may not be completed on time. Beyond that you pretty much do your work when you choose. Many current Carbonic LLC workforce are working from home. Report how much time you spent and what you think it will take to complete. Then get ready for the next sprint.

Every Person Needs a Project

Everybody needs something to do that fills their time. They need something that gets them out of dwelling on their personal problems and into something big and inspirational for their brain.

Every Person Needs a Team

Solving life's problems sometimes requires a team of people to help. Carbonic LLC helps specially selected people who work on teams to complete and in the area of internships serving as a pathway to education, on the job training, resume building, money management, and time management. Team skills gained on interesting projects benefit everyone.

A Team Needs a Purpose - - Top Down or Emergence Model

Internships require Intern produced works to be reviewed by team peers and team leaders. They judge the work and recommend interns for upgrade to contractor positions. When a team's purpose is defined and adjusted from the top down, then social order emerges from the orders issued by those on high. As a contrast, bottom up social order emerges which fosters adaptation by the teams based on what they learn from their interactions with the team's customer base. Evolutionary and upward growth is inspired by tapping the transformative powers of the teams within the organization.

What If #1 Purpose is Housing and Subsistence Living

Imagine being homeless. Always on the move. Children in one school after another. In need of safe housing for family members. The top five causes of homelessness among unaccompanied individuals are (1) lack of affordable housing, (2) unemployment, (3) poverty, (4) mental illness, and (5) substance abuse. The general lack of needed services is the problem.

At Carbonic LLC, plastic housing and outbuildings are part of the big picture of solving homelessnes while sequestering carbon in a #ManureGasPlastic™ Carbonic LLC plastic sink creator. Mix in a few HDPE outbuildings and a person could create a few pig pens and get into the pork producer business. If not pork, maybe chicken fryers, chicken layers, feed beef, dairy cattle, turkeys and other livestock that produces manure. As a result, a small agricultural community and economy might emerge. It is mostly a question of potable water or water that can be made potable for humans and animals. It is also a general question of water for livestock animals and plants.

People Need a Change

While most Americans think **climate change** is an important issue, they just don't see it as an immediate threat. A national Pew Research Center poll concluded 75 to 80 percent of respondents said that climate change is an important issue. But respondents ranked it **last in a list of 20 compelling issues, such as the economy or terrorism**. Anytime something fundamental is changing, people tend to experience feelings of uncertainty, mistrust, denial, undervaluing risks, lack of control, and getting stuck in habits. Getting people to "go green" requires policymakers, scientists and marketers to look at psychological barriers to change and what leads people to action. Scientific evidence shows the main influences of climate change are behavior, population growth, and energy consumption.

We Must Care About Sequestering Carbon

Carbon sequestration is the process of capturing and storing atmospheric carbon dioxide. It is one method of reducing the amount of carbon dioxide in the atmosphere. A **carbon sink** is any reservoir, natural or otherwise, that accumulates and stores carbon dioxide or some carbon-containing chemical compound for an indefinite period of time. Carbon sinks lower the concentration of carbon dioxide in the atmosphere.

Understand and Believe

It is important to understand it is better to **capture** carbon at its source rather than attempting to capture it prior to the carbon gases entering the atmosphere. Carbon capture and storage technologies greatly reduce greenhouse gas emissions, even allowing utilities to keep using abundant and efficient fossil fuels to generate reliable and affordable power. Carbonic LLC plans to build wondrous technology that thermodynamically converts pig manure into human safe plastic. This technology captures carbon before it enters the atmosphere. It solidifies that carbon in plastic where the carbon can be safely sequestered for centuries.

Urgent Action

Urgent action is needed. Dumping carbon into the atmosphere must be reduced; we must use carbon gasification technology instead. Gasification is a technological process to convert any carbonaceous (carbon-based) raw material, such as coal, into fuel gas, also known as synthesis gas (syngas). Sequestered carbon-filled plastic is produced from syngas. Gasification is a solution for renewable syngas production. Carbonic LLC technology inputs biomass, gasifies it, and produces plastic or other carbonic materials, heat, steam, and other non-sequestered products. Plastic building materials will revolutionize the housing industry. The Carbonic LLC technology transforms pig manure into a new income stream for the farm. Maybe more small farms will thereby be able to survive.

Help Is On The Way

Carbonic LLC is focused on delivering manure to plastic technology to pig farmers. We are not in competition with alternative carbon capture solutions, we are here to augment all existing carbon capture and storage solutions that are affordable and effective.

People Love/Hate Plastic

People love plastic for its convenience and hate plastic for its trash. At least 8 million tons of plastic end up in our oceans every year. Floating plastic debris is currently the most abundant item of marine litter, accounting for 80% of all marine debris on the surface or suspended below. The average American creates 4.4 pounds of trash every single day. That's roughly 728,000 tons of trash per day. About 12% of trash is incinerated for electricity. Much of the remainder ends up in landfills.

1. What PROBLEM do you think you're solving?

Solve Pig Manure Problems

Turning pig manure into plastic is a great way to **capture and sequester carbon** so that the captured carbon does not pollute our atmosphere and our waterways. Turning pig manure into plastic provides long term storage of the carbon in a **carbon sink**, meaning the carbon can last for centuries or it can be easily recovered and used as heat or fuel. The plastic can be used as raw material for the plastics industry. This provides a much better solution to the pig manure pollution problems because the resulting plastic is safe for humans to handle and use for food storage containers.

Does The Technology Work

The number one question people ask, after hearing about the problem being solved, is "**does the technology work?**". Can we really turn pig manure into plastic? The answer requires $800,000 money to build a prototype that proves that the process works at scale. As is often the case with new and innovative technical solutions, the process must first be proven in a laboratory. After that the technology must be proven by building a workable prototype with a limited production capacity. Then the technology must be proven at a capacity sufficient for commercial sale and operation. It's one thing to process small manure samples. It is quite another to run continuous flow pig manure gasification technology which is producing intermediate syngas from tons of pig manure per day. Over 5 tons of manure per day is produced by each 1,000 pigs. The technology must be reliable because pigs do not stop producing manure just because the plant

Our Vision: Human Housing and Other Outbuildings

The sunk plastic will be salable and put to good use. Carbonic LLC proposes that HDPE plastic containing sequestered carbon will be used to build plastic housing. As a pig farmer, an income stream upwards to $250K per year can be realized from the sale of HDPE plastic pellets, the size of rabbit feed, to the construction industry. We also propose that HDPE plastic be used to build outbuildings. Imagine building additional pig barns using the plastic output from the pig manure supplied by your own facility! Estimates are that two years of manure-to-HDPE plastic from an average sized herd will produce enough plastic to build a new pig barn, effectively doubling the size of the herd and thus the farm's production of plastic for the sink.

Our Vision: Plastic Packaging for Human Food

In a Carbonic LLC food store everything is different. Let's take milk for an example. We know that the manure from dairy cattle will have ended up in the carbon sink almost before the milk is boxed. It feels good to know the carbon cycle is complete for every product. There are no glass containers or metal containers. There can be a clean creamery near the milk source, perhaps on the farm itself. Each milk box can be serial numbered by an RFID tag built into the plastic box. Milk can come in resealable plastic boxes that stack neatly on store shelves and in refrigerators. When the lid is closed on a spent milk box, it can be conveniently tossed into a nearby plastic container used for recycling milk container boxes, and other food boxes.

Because the entire food supply is stored in plastic boxes it will be better able to withstand a tumble or bump during storage and handling. We are talking about universal sized food containers in 1, 2, 4, 8, and 12 person sizes. For example, there are half pint, pint, quart, and gallon sized plastic milk boxes, same as currently exist. There will only be plastic boxes, and no waxed cardboard trash. We want no trash when we can use a recyclable plastic box instead. The same sizes are usable to pack wild tuna and salmon, as well as all farm raised fish. Canned meat, vegetables, and cheese will be in plastic. When you get back from vacation you can simply throw expired food into the recycling bin along with other empty boxes of food. For many households everything in sealed plastic will go into the recycle bin instead of the trash. Everything else including cans and bottles must be dealt with in better ways. Plastic packaging will be universal in the food supply chain creating major changes as a result in the domestic and international marketplace. Our food supply chain is altered for the better. It is far better to open the lid of a picnic basket and find it filled with unopened plastic food boxes which, when emptied of their contents, can be dropped in the recycling bin on the way out of the picnic area.

Solve Carbon Pollution Problems

Carbonic LLC will help solve pollution problems in the air, water, or on land by deploying our portable technology, which we created to solve rural community carbon waste problems, anywhere it is needed. In a similar vein, business and governments also need better solutions to the problem of carbon based waste. Rather than landfills filling up with waste, Carbonic LLC seeks to deliver small scale targeted biomass gasification solutions wherever they make sense.

2. What are people doing right now (including doing nothing) to solve it?

Solve Consumer Needs for a Single Human Store

Incorporate separated trash and recycle instead. Plastic is easily recycled. Milk companies are not using paper milk cartons anymore. Manufacturers are already turning to more plastic packaging. Old non-plastic packaging is going away. Shipping and handling right sized plastic boxes makes good sense in any supply chain. From manufacturing and transportation of the goods all the way through the supply chain that ends in our cupboards, refrigerators, and freezers, plastic boxes are neatly stackable enough to satisfy any box filing system. Pour the contents into a pan and toss the plastic box into the recycle trash. Got food waste? Put it into a sealed plastic box or bag and put the food waste into a plastic container and set the box into the recycle bin. It's all biomass and it's all headed to the plant that turns consumer grade food safe plastic trash back into Carbonic LLC certifiable sequestered carbon sink plastic.

ASIDE NOTE: Documentation in a box locator system will help locate boxes within international containers shipped by road, rail, water, and air. The very same software can be used to locate boxes inside of boxes from the biggest to the smallest. It can also keep track of the boxes stored inside the pantries, cupboards, refrigerators, and freezers of a home. In summary then, leave the waste and garbage in the plastic boxes and bags. Put the boxes empty or full into plastic recycling. Get rid of cans and bottles of food and beverage. Consume plastic and recycle it. Require that the entire food supply be delivered in plastic boxes.

EPA CO2 Capture and Sequestration (CCS)

The current best carbon sink solution recognized by the Environmental Protection Agency (EPA) defines carbon dioxide (CO_2) capture and sequestration (CCS) as a set of technologies that can greatly reduce CO_2 emissions from new and existing coal- and gas-fired power plants and other large industrial sources. CCS is a three-step process: 1) CAPTURE of CO_2 from power plants or industrial processes, 2) TRANSPORT the captured and compressed CO_2 (usually in pipelines), and 3) STORE CO_2 underground by using **geologic sequestration** into deep underground rock formations.

Piping CO2 Can Be Dangerous

On Saturday, February 22, 2020 at around 7 PM, in a heavily wooded area off Mississippi 433 near Satartia, Mississippi, a pipeline carrying carbon dioxide and hydrogen sulfide burst. The pipeline released CO2 into the air, causing people to "act like zombies," said a first responder. More than 300 people were evacuated from their homes and 45 were sent to two area hospitals. CO2 is heavier than oxygen, so we might expect every CO2 molecule to sink below a layer of oxygen molecules. As the liquid CO2 settles into low lying areas, people breathe the concentrated carbon dioxide and cannot get enough oxygen. Brain cells are extremely sensitive to oxygen deprivation (hypoxia), and can begin to die within five minutes after oxygen supply has been cut off. When hypoxia lasts for longer periods of time, it can cause coma, seizures, and even brain death.

The Carbonic LLC Solution is Philosophically Very Different

The Carbonic LLC solution is not generally disruptive to the way the problem is handled today. It is basically wide open, an adjunct to something else, and does not compete with existing alternatives. We leverage a biological process endemic to the life of an animal. We are symbiotic, meaning we benefit from one another. We receive the benefit of using the fossil fuel industry's pre-existing technology and the carbon sequestration industry benefits by utilizing our unique technology built snugly into a transportable shipping container.

Those Who Are Doing Nothing

We seek to do good or at least seek to do no harm. Seeking to do good is what many people do. What some people are doing (or not doing) right now is harmful to varying degrees. Rather than solving the excess carbon problem, people are currently filling landfills, waterways, and the atmosphere with carbon waste. Carbon in the atmosphere is believed by the scientific community to lead to global warming. To some people nothing should be done and everyone has a right to their own thoughts and opinions. Some people have little interest while others have great interest in having the sustainability conversation.

The Polymer Industry

An unfortunate side effect of all this is that the polymer industry has become the accidental stepchild of the petrochemical industry. They deliver plastic produced from fossil fuel and not from a biological source. We at Carbonic LLC are going through the steps of creating a new industry by developing a carbon sourced plastic which will be bought and sold in a Carbonic LLC market, complete with transactions logged in a blockchain. To preserve organic source sequestration, we will use an unending supply of manure to create plastic carbon sinks. The carbon is sequestered in HDPE plastic which will be used to build houses for the homeless or monster houses for the wealthy or additional outbuildings right on the farm where the plastic is produced. Polycarbonate windows and HDPE walls will be used from basement to the roofline. Those are a few of the things that Carbonic is seeking to do right now in an attempt to solve the carbon problem.

3. What unfair competitive advantage or unmet need have you discovered?

Unfair Competitive Advantage

Is there some unfair competitive advantage that exists in the pig manure to plastics industry? Having considered the question we found that, more than a competitive advantage, Carbonic LLC has advantages that will emerge with an adequate capital raise.

the pig manure to plastic market is stabilized because pig manure, and manures in general have less of a competitive race because the limited supply of pig manure is finite which creates a specialized market niche with elevated demand. The supply of fossil fuel, on the other hand, provides a virtually limitless supply of oil industry produced plastic which competes in the general plastics market.

We have discovered that the established fossil fuel industry has vast wealth available to it and deep pockets for the politicians. Oliver, my mentor, used to say "If you have enough money, you can buy politicians like a regular person buys a sack of potatoes."

Unmet Need

We have taken note of unmet needs in the area of education about basic science that is taught in STEM and Arts courses. It is because people lack the motive, money, and time to pursue. With a simple search of the internet, vocabulary and understanding can be gained. Attaining a solid STEM education is essential for earning good salaries and benefits through steady, full-time jobs. Training in the Arts is helpful for finding something that you LOVE to do. STEM is the way to get it done.

4. What is your plan to get people to change their behavior to do it your way?

Rather than a gargantuan centralized gasification plant designed to gasify the manure of 30,000 hogs at one centralized processing facility, Carbonic LLC takes a different approach using decentralized processing. We have determined for every herd of 1200 pigs, one of our units is needed. This would mean a 30,000 pig farm could supply 25 units with the desired amount of manure for the gasification process with an output of plastic or other alternative outputs.

Income for Farmers

We need a solution that puts money in farmers' hands. Carbonic LLC technology does that to the extent that costs are fully covered from carcass sales plus HDPE plastic pellets sold at an estimated price of $1 per pound. HDPE revenue would add to the bottom line about $250,000 for a 1,200 pig herd. The farmer will purchase their equipment and support from us. There is a measurable income opportunity in the ash, as well, by capturing this and other byproducts which will be sold into the market.

DEFINITION: What is a Biological Carbon Sink

Reservoirs that retain carbon and keep it from entering Earth's atmosphere are known as **carbon sinks**. At Carbonic LLC, we believe the plastic created from pig manure is the best sequestration solution available because the plastic sequestration can last for centuries. Our sequestration results in a tangible, common, solid plastic material that can be very useful. When the retained carbon is from biological sources, like pig manure, a **biological carbon sink** results. When the retained carbon is from fossil fuel sources like coal and oil, a **fossil carbon sink** results.

A forest sequesters carbon too but the sequestration effect diminishes over time. Forests are sustainable but only with a willingness and conscious effort by humans. A plastic carbon sink persists when the plastic is melted into different forms. Time after time the plastic sequestration persists. Much of so-called carbon sequestration is nothing more than a shell game, and usually is all about the money which tends to let the sequestration value dwindle over time.

PROBLEM: How to Build a Biological Carbon Sink

Carbonic LLC's technology helps solve the carbon problem by providing a novel carbon sink solution where carbon can potentially be sequestered for centuries. A thousand years of real carbon sequestration ought to be long enough for humanity to figure out how to handle the atmospheric carbon imbalance. Providing a good long term biological carbon sink is an essential part of the overall carbon control strategy.



In this figure the source material is raw pig manure. It is input into the gasification system. The output plastic captures carbon and becomes the sink.

Carbonic LLC hopes to build the first manure-to-plastic sequestration prototype by raising $0.8 million. The first production machine will sell for $0.5 million plus a contract for $5,000 per month covering maintenance and support.

Build a Biological Carbon Plastic Sink

Every day on a small pig farm, 6 tons of raw manure becomes about 800 lbs of the ever accumulating Carbonic Biological Carbon Sink; this could produce a veritable ocean of sequestered carbon locked in plastic. When carbon is sequestered in plastic, it doesn't pollute the atmosphere as carbon-dioxide. The carbon in not lost to the apparatus and process.

By building a biological carbon sink, Carbonic LLC technology will create a sustainable source of plastic to be used for human purposes while preserving its carbon sequestration value. So long as livestock is raised for profit and human consumption, there will always be manure. The Carbonic plastic sink represents the best sequestration solution. As the carbon sink grows over time, humanity will gaze in awe at the wonder of carbon locked in plastic rather than having been spewed into the atmosphere.



Plastic is an Energy Sink and a Carbon Sink

Pig manure sources and plastic sinks have to be included in the energy accounting for the energy flowing into and out of a system. But once plastic has been sequestered it can be melted and formed into new shapes without losing its sequestration value. Basically, plastic remains in an energy sink status until it is either gasified down to carbon monoxide syngas or combusted all the way down to carbon dioxide gas. The plastic's inherent energy sink value and material sink values reduce to near zero. That is until the carbon dioxide meets its match with some other way of capturing the carbon dioxide before it enters the atmosphere.

Capture Carbon Near Its Source

The big picture strategy includes the goal to avoid adding carbon to earth's atmosphere, waters, and land. The Carbonic LLC proposed solution is to capture carbon and sink it into plastic. Sink plastic into livable and safe housing. Seek to assure every human has safe plastic housing at the very least. A place to call home for the night.


Energy Sources
System
Energy Sinks
Housing
Carbon Sinks

5. When do you break-even doing it?

What Products are We Talking About?

1. The $500K manure to plastic unit
2. The 1% ($5K) per month maintenance and support
3. A $1/lb or more manure to plastic sequestration event
   a. At some future date, based on availability plastic product production
   b. Generally fulfilled on a first-in/first-out queue of sequestration events
   c. Plastic tons (2,000lbs.) are a useful measure of sequestration
4. A finished product comprises some number of pounds of carbon sink sequestration.
5. (future) a token represents one pound manure produced by a given manure to plastic $500K unit. That way fossil fuel produced plastic will not qualify for inclusion in the finished blockchain proving ownership.

We Break Even When Enough People Believe

One pound of plastic containing carbon can be valued at $1 per pound.

6. Is your team the one to pull it off?

I think we are getting bogged down in 2 problems which is creating confusion: excess manure and excess carbon. Which do we concentrate on and which is an add on benefit?



Energy Source	System	Energy
Sun	Solar System	Earth
Crops	Pig Farm	Manure
Manure	Carbonic LLC Technology	Plastic

Material Sink

Silicon Prairie High Five

1. What PROBLEM do you think you're solving?
2. What are people doing right now (including doing nothing) to solve it?
3. What unfair competitive advantage or unmet need have you discovered?
4. What is your plan to get people to change their behavior to do it your way?
5. When do you break even doing it?
6. Is your team the one to pull it off?

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on February 18, 2020, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity and currently has no financial statements. The Company intends to retain an accountant to prepare annual financial statements.

Risks Associated with this Offering and the SAFEs

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the SAFEs, which may make it difficult for you to sell your SAFE.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the SAFEs to sell the same, or the prices at which holders may be able to sell such SAFE(s).

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

The Company's Operating Agreement and Minnesota law provide for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Shareholders.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

9. What is the purpose of this offering?

Testing the waters and to raise capital.

10. How does the issuer intend to use the proceeds of this offering?

CARBONIC LLC

Use of Offering Proceeds

	If Target Offering Amount Sold		If Maximum Offering Amount Sold	
Total Proceeds	$	200,000	$	250,000
Net Proceeds of Offering	$	200,000	$	250,000
Legal related to offering		10,000		10,000
Legal related to patents, trademarks		20,000		20,000
Wages - President and CEO				
Financial management, accounting and audits		10,000		10,000
Engineering/production		60,000		110,000
Employee benefits		0		
Marketing		50,000		50,000
Equipment				
Other Expense - including rent, telephone & communications, travel and office		20,000		20,000
Accounting software and hardware				
Total Use of Net Proceeds of Offering	$	200,000	$	250,000

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Carbonic LLC
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed $1,070,000 offering of Simple Agreement for Future Equity ("SAFE") Notes by Carbonic LLC, a Minnesota limited liability company (the "***Company***"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPEC-TIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUM-MATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Up to 1,070,000 of Simple Agreement for Future Equity ("SAFEs") (the "SAFEs") (an aggregate of $1,070,000)
Offering Price:	1000.00 per SAFE
Minimum Investment:	$1,000.00 for 1 SAFEs
Minimum Offering:	$100,000 for an aggregate of 100 SAFEs
Capital Structure:	The Company will initially have one (1) class of membership interests. 60,000 units of entity.shares.founders were previously issued to the Company's founders (the "***Founders***") in consideration for their contributions to the Company. 100 of SAFEs will be sold pursuant to this offering.
Corporate Governance:	The Company will be managed by a Board of Governors (the "***Board***"), and the day-to-day operations of the Company will be performed by the Governors and any other officers appointed by the Board. The Board will initially be comprised of one (1) Governor, elected by a majority of the outstanding entity.shares.founders. Once open, the SAFEs unitholders will elect the third Board Governor.
SAFEs:	
Conversion	The SAFEs will convert at a 20% discount per Unit upon an "Equity Financing," as further defined in the SAFE Agreement.
Voting Interest	The SAFE holders will have no rights to vote on any corporate matters until such time as the SAFEs may convert into membership interests of the Company.
Restrictions on Transfer:	We will be offering the SAFEs pursuant to certain exemptions from the registration re-quirements of the Securities Act and applicable state securities laws. Therefore, the SAFEs will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. **You will not be able to re-sell or transfer your SAFEs except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.**
	In addition, if and when your SAFEs convert into , any transfer of will need to com-ply with the transfer restrictions that will be contained in the Company's Operating Agreement. The Operating Agreement will include additional detail on these transfer restrictions.

Tax Considerations:

IF THE COMPANY ACCEPTS YOUR INVESTMENT, YOU WILL NOT BE A MEMBER UNTIL SUCH TIME AS YOUR SAFE CONVERTS INTO EQUITY, WHICH IS NOT GUARANTEED. The following is provided in the event your SAFE does convert.

The Company will be treated as a partnership for federal income tax purposes. To the extent the Company has net profits for any fiscal year, each member will be taxed on such Member's allocative share of those profits, even though the amount of cash distributed to such member may be less than the resulting tax liability. Company profits and losses will be allocated to the Members as set forth in the Operating Agreement. The Company intends to make annual distributions to the Members to cover their estimated individual tax liability relating to their allocative taxable share of Company profits (**"Tax Distributions"**). There are several circumstances in which you will not receive a Tax Distribution that covers your individual tax liability; therefore, **you may be required to come "out of pocket" to pay taxes on your allocative share of Company profits.**

Due to the complexity of an investment in SAFEs, prospective Members are advised to contact their tax advisors with regard to tax consequences arising from investing in the Company.

Exit Strategy:

Each SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Membership Interests to the Investor pursuant to the automatic conversion of the SAFE under Section 1(a) therein; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c) of the SAFE.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No
Explain: See Operating Agreement

16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Carbonic LLC
Capitalization

Member Name and Address	Capital Contributions	Number of Units
Lyno Sullivan 1274 Schooner Way Woodbury MN 55125	$60,000.00	60,000
TOTAL	**$60,000.00**	**60,000**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: ______________________________

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
Investors in this offering will be subject to the decisions of the CompanyŠs officers and the majority of the members as to a variety of issues including but not limited to the transactions in which the Company invests, additional issuances of securities, a sale of the issuer (whether it be a sale of assets or stock of the issuer) and other transactions with related parties.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
None

25. What other exempt offerings has the issuer conducted within the past three years? :

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any Governor or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The company has limited operating history.ă See the Business Plan for more information.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

CARBONIC, LLC

Unaudited Financial Statements For the Interim Period of January 1, 2021 through October 31, 2021 and December 31, 2020

CARBONIC, LLC
BALANCE SHEET
OCTOBER 31, 2021 AND DECEMBER 31, 2020

		2021		2020
ASSETS				
CURRENT ASSETS				
Cash	$	35,587	$	13,949
TOTAL CURRENT ASSETS		35,587		13,949
NON-CURRENT ASSETS				
		-		-
TOTAL NON-CURRENT ASSETS		-		-
TOTAL ASSETS		35,587		13,949
LIABILITIES AND MEMBERS' EQUITY				
NON-CURRENT LIABILITIES				
		-		-
TOTAL LIABILITIES		-		-
MEMBERS' EQUITY				
Owner's Investment		60,000		22,000
Retained Earnings		(24,413)		(8,051)
TOTAL MEMBERS' EQUITY		35,587		13,949
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	35,587	$	13,949

1

Unaudited - See accompanying notes.

CARBONIC, LLC
INCOME STATEMENT
FOR THE INTERIM PERIOD OF JANUARY 1, 2021 THROUGH OCTOBER 31, 2021 AND DECEMBER 31, 2020

	2021	2020
Operating Expense		
Legal & Professional	7,000	-
General & Administrative	4,039	216
Office Supplies & Software	2,723	698
Research and Development	2,500	7,138
Advertising & Marketing	100	-
	16,362	8,051
Net Income from Operations	(16,362)	(8,051)
Other Income (Expense)		
Net Income	$ (16,362) $	(8,051)

CARBONIC, LLC
STATEMENT OF CASH FLOWS
FOR THE INTERIM PERIOD OF JANUARY 1, 2021 THROUGH OCTOBER 31, 2021 AND DECEMBER 31, 2020

	2021	2020
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (16,362)	$ (8,051)
Net Cash Flows From Operating Activities	(16,362)	(8,051)
Cash Flows From Financing Activities		
Change in Owner's Investment	38,000	22,000
Net Cash Flows From Financing Activities	38,000	22,000
Cash at Beginning of Period	13,949	-
Net Increase (Decrease) In Cash	21,638	13,950
Cash at End of Period	$ 35,587	$ 13,949

Unaudited - See accompanying notes.

CARBONIC, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE INTERIM PERIOD OF JANUARY 1, 2021 THROUGH OCTOBER 31, 2021 AND DECEMBER 31, 2020

	Owner's Investment	Retained Earnings	Total Members' Equity
Balance at December 31, 2020	$ 22,000	$ (8,051)	$ 13,949
Issuance of Stock	38,000		38,000
Net Income		(16,362)	(16,362)
Balance at October 31, 2021	$ 60,000	$ (24,413)	$ 35,587

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Carbonic, LLC ("the Company") is a limited liability company organized under the laws of Minnesota. The Company has begun building a prototype of a machine capable of turning pig manure into plastic.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise and income tax filing requirements in the State of Minnesota.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,* which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount

6

of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 14, 2021, the date that the financial statements were available to be issued.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

    (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

    (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
      ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

CARBONIC LLC

FORM C

FORM OF SAFE

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

CARBONIC LLC

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____________] (the "**Purchase Amount**") on or about [Date of Safe], Carbonic LLC, a Minnesota limited liability company (the "**Company**"), issues to the Investor the right to certain units of the Company's Capital Membership Interests, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $_________________.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of units of Safe Preferred Membership Interests equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into units of Safe Preferred Membership Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided*, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Membership Interests, with appropriate variations for the Safe Preferred Membership Interests if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of units of Common Membership Interests equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of

Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority.** In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Membership Interests. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Membership Interests);

(ii) On par with payments for other Safes and/or Preferred Membership Interests, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Membership Interests, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Membership Interests in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Membership Interests.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Membership Interests and other Safes and/or Preferred Membership Interests who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Membership Interests basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination.** This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Membership Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Membership Interests**" means the capital membership interests of the Company, including, without limitation, the "**Common Membership Interests**" and the "**Preferred Membership Interests.**"

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Membership Interests basis):

- Includes all units of Capital Membership Interests issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of units of Safe Preferred Membership Interests.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into units of Capital Preferred Membership Interests.

"**Direct Listing**" means the Company's initial listing of its Common Membership Interests (other than units of Common Membership Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing capital membership interests of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Standard Preferred Membership Interests sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Membership Interests, the amount of such dividend that is paid per share of Common Membership Interests multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Membership Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Membership Interests pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Membership Interests basis):
- Includes all units of Capital Membership Interests issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation units of Preferred Membership Interests) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted Membership Interests awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation Membership Interests consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Membership Interests's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to units of Capital Membership Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Membership Interests**" means the units of the series of Preferred Membership Interests issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the units of Standard Preferred Membership Interests, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Membership Interests**" means the units of the series of Preferred Membership Interests issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all units of Capital Membership Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Membership Interests issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Membership Interests for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company Membership Interestsholder or rights to vote for the election of directors or on any matter submitted to Company Membership Interestsholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until units have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding units of Common Membership Interests (that is not payable in units of Common Membership Interests) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Iowa, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as Membership Interests, and more particularly as common Membership Interests for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

CARBONIC LLC

By:_____

      Lyno Sullivan

      President

      Address: 1274 Schooner Way_____

      _____Woodbury, MN 55125

      Email: lyno@carbonic.live_____

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____

Email:_____

CARBONIC LLC

FORM C

CARBONIC LLC OPERATING AGREEMENT

OPERATING AGREEMENT

OF

CARBONIC LLC

TABLE OF CONTENTS

THE LIMITED LIABILITY COMPANY INTERESTS (OR "UNITS") OF THE COMPANY DESCRIBED IN AND GOVERNED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS. THE UNITS ARE RESTRICTED SECURITIES WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS (OR EXEMPTIONS THEREFROM) AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THIS AGREEMENT

OPERATING AGREEMENT

OF

CARBONIC LLC

This OPERATING AGREEMENT ("**Agreement**") is made effective as of this ___ day of October 2021, by Lyno Sullivan (the "**Sole Member**").

Recitals

A.   The undersigned constitute all of the current Members of the Company.

B.   The undersigned desires to enter into this Agreement, which is intended to constitute an operating agreement within the meaning of Minnesota Statutes Section 322C.0102, subdivision 17.

Agreement

In consideration of the foregoing and the mutual promises and agreements set forth below, the Members agree as follows:

1.   Article 1

Definitions

The terms defined in this Article 1 (except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise) will, for purposes of this Agreement, have the following respective meanings:

1.1   "**Act**" means the Minnesota Revised Uniform Limited Liability Company Act (presently Minnesota Statutes Chapter 322C), as amended from time to time.

1.2   "**Additional Member**" means a Person who is admitted as a Member and issued a new Company Interest (as opposed to an Assignee of a Company Interest who is admitted as a Substitute Member).

1.3   "**Affiliate**" means with respect to any Person, (i) any Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with the specified Person, (ii) any Person that is an executive officer, general partner, managing member or trustee of or serves in a similar capacity with respect to the specified Person, or an "Affiliate" of the specified Person under clause (i) above, or of which the specified Person is an executive officer, general partner, managing member or trustee, or with respect to which the specified Person serves in a similar capacity or (iii) any Person that, directly or indirectly, is the beneficial owner of 10% or more of any class of equity securities of or otherwise has a substantial beneficial interest in the specified Person, or of which the specified Person is the beneficial owner of 10% or more of any class of equity securities or otherwise has a substantial beneficial interest.

1.4 **"Agreement"** means this Operating Agreement, and all amendments, schedules, exhibits, and modifications hereto.

1.5 **"Articles of Organization"** means the Articles of Organization of the Company, as the same may be amended from time to time.

1.6 **"Assignee"** means a transferee of a Company Interest who has not been admitted as a Substitute Member. An Assignee is a Unitholder.

1.7 **"BBA Rules"** means Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.), as enacted by the Bipartisan Budget Act of 2015, as amended from time to time, and any Regulations and other guidance promulgated thereunder, and any similar state or local legislation, regulations or guidance.

1.8 **"Board"** or **"Board of Governors"** means the Board of Governors of the Company.

1.9 **"Capital Account"** means the account of a Unitholder established and maintained in accordance with the provisions of Section 4.1 of this Agreement.

1.10 **"Capital Contribution"** means the total amount of cash and/or the agreed upon fair market value of property (net of liabilities to which the property is subject or which are assumed by the Company) that is contributed to the Company by any Unitholder or all of the Unitholders in the aggregate (including contributions by predecessor Unitholders in the event of any assignment).

1.11 **"Code"** means the Internal Revenue Code of 1986, as amended, and any successor thereto. Any reference to specific sections of the Code will be to the Section as it now exists and to any successor provision.

1.12 **"Company"** means Carbonic LLC.

1.13 **"Company Interest"** means the interest of a Unitholder in the Company, which interests are represented by Units.

1.14 **"Company Representative"** means for any relevant taxable year of the Company to which the BBA Rules apply, the Person appointed by the Company to act in the capacity of the "partnership representative" within the meaning of Section 6223(a) of the Code.

1.15 **"Covered Person"** means any past or present Member, any successors or heirs of a past or present Member, any past or present Affiliate of a past or present Member, or any past or present Governors, Officers, employees, consultants, representatives or agents of the Company, a past or present Member or its or their respective Affiliates, or any past or present employee, consultant, representative, agent or advisor of the Company, any past or present Member or any of its or their Affiliates.

1.16 **"Distribution"** means the total amount of cash and/or the fair market value of property distributed by the Company to a Unitholder (net of liabilities to which the property is subject or which are assumed by the Unitholder) at any time or from time to time with respect to his or her Company Interest.

1.17 **"Entity Taxes"** means any taxes imposed on the Company under the BBA Rules.

1.18 **"Governor"** means a member of the Board of Governors of the Company.

1.19 **"Member"** means a member of the Company as named herein and any Additional Member or Substitute Member admitted pursuant to this Agreement.

1.20 **"Member Approval"** means, unless otherwise specified in this Agreement, the vote or other agreement of Members holding a majority of the Voting Power.

1.21 **"Officer"** means any officer of the Company elected or appointed pursuant to Section 5.8.

1.22 **"Person"** means any natural person and any corporation, limited liability company, partnership, trust, association, or other legal entity.

1.23 **"Substitute Member"** means an Assignee who has been admitted to the Company with all of the rights of membership in the Company pursuant to the Agreement.

1.24 **"Transfer,"** with respect to any Company Interest, when used as a noun, means any sale, assignment, trade, transfer, bequest, encumbrance, pledge, hypothecation, gift or any other disposition of all or any portion of a Company Interest or any interest therein, and when used as a verb, means to sell, to assign, to trade, to transfer, to bequeath, to encumber, to pledge, to hypothecate, to give or in any other way to dispose of all or any portion of a Company Interest or any interest therein.

1.25 **"Unit"** means a Company Interest representing a proportionate interest in Distributions from the Company and in the gains, profits, and losses of the Company.

1.26 **"Unitholder"** means a Person that holds a Unit, whether or not such Person is a Member.

1.27 **"Voting Power"** means one vote per Unit held by a Member. Units held by Unitholders that are not Members have no Voting Power.

2. Article 2

3. Formation

2.1 **Formation of Limited Liability Company; Status as Board-Managed.** The Company has been organized as a limited liability company under the Act. It is intended that the Company be a board-managed limited liability company as defined in the Act. The rights and liabilities of the Members, Governor(s), and the Officers and other agents of the Company will be as provided in the Act, except as otherwise expressly provided herein or in the Articles of Organization.

2.2   **Name.** The name of the Company is "Carbonic LLC", unless an amendment to the Company's Articles of Organization has been authorized by Member Approval after the date of this Agreement and duly filed with the Minnesota Secretary of State.

2.3   **Members' Names and Addresses.** The names and addresses of the Members as of the date of this Agreement are as set forth on **Schedule A.**

2.4   **Offices.** The registered office of the limited liability company will be located within the State of Minnesota as set forth in the Articles of Organization. The Company's registered office as of the date of this Agreement is located at 1274 Schooner Way Woodbury, Minnesota 55125. The registered office need not be identical with the principal executive office of the limited liability company and may be changed from time to time by the Board. The Company's principal executive office will be located at 1274 Schooner Way Woodbury, Minnesota 55125 or such other place as the Board of Governors may from time to time determine. The Company may maintain such other offices at such other places as the Board of Governors deem advisable.

2.5   **Purposes.** The Company is formed for general business purposes consistent with the Act.

2.6   **Term.** Unless otherwise stated in the Articles of Organization or unless the Company is dissolved earlier in accordance with law, the period of existence of the Company is perpetual.

2.7   **Title to Company Property.** All property owned by the Company, whether real or personal, tangible or intangible, will be deemed to be owned by the Company as an entity, and no Unitholder, individually, will have any separate ownership interest in any such property.

2.8   **Waiver of Partition.** Each Unitholder hereby waives any and all rights such Unitholder may have to a partition of any Company property or properties.

4.   **Article 3**

5.   **Capital Contributions**

3.1   **Initial Capital Contributions.** As their initial Capital Contributions to the Company, the Members have made the Capital Contributions set forth on **Schedule A,** which is attached hereto and made a part of this Agreement. for which they will receive the number of Units set forth on **Schedule A.**

3.2   **Additional Capital Contributions; Nonassessability.** No additional Capital Contributions are presently contemplated or will be required. No Unitholder will be required to make any Capital Contribution in excess of the amount stated in Section 3.1 unless agreed by all Members.

3.3   **No Right to Return of Capital Contribution.** No Unitholder has the right to withdraw or to demand the return of all or any part of the Capital Contribution attributable to such Unitholder's Company Interest, except as otherwise expressly provided herein. The Company will not be liable to Unitholders for repayment of Capital Contributions.

3.4   **Loans from Unitholders to Company.** Subject to any other restrictions contained herein, the Company may borrow money from one or more Unitholders at such interest rate or rates and upon such other terms as are agreed upon by the Company and the lending Unitholders; provided that the interest rate on any such loans may not exceed the rate that would apply to Company borrowing on similar terms from recognized banks or financial institutions.

3.5   **No Interest on Contributions.** No interest will be paid to any Unitholder on Capital Contributions.

6.   **Article 4**

7.   **Allocations of Profits and Losses; Distributions**

4.1   **Capital Accounts.**

(a)   The Company will maintain a separate Capital Account for each Unitholder. The Capital Account for each Unitholder will be increased by such Unitholder's Capital Contributions and decreased by Distributions made to such Unitholder. Each Unitholder's Capital Account also will be increased or decreased, as the case may be, to account for profits and losses (and items thereof required to be taken into account by applicable Treasury Regulations) that are allocated to such Unitholder.

(b)   The Unitholders' Capital Accounts will also be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation §§ 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Unitholders of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treasury Regulation § 1.704-1(b)(2)(iv)(g). As a consequence, the Unitholders' Capital Accounts will be increased or decreased to reflect a revaluation of the Company's property on its books, based on the fair market value of the Company's property on the date of adjustment, immediately prior to (A) the contribution of money or other property to the Company by a new or existing Unitholder as consideration for an additional Company Interest, (B) the Distribution of money or other property by the Company to a Unitholder as consideration for a Company Interest, (C) the liquidation of the Company. The Unitholders' Capital Accounts will be further adjusted as appropriate to reflect the Unitholders' Company Interests upon the exercise of any option or conversion right by which a Unitholder acquires, or changes the nature and rights of, a Company Interest.

4.2   **Allocations of Profit and Losses.** Profits and losses of the Company will be allocated among the Unitholders in proportion to their Units.

4.3   **Allocations to Reflect Book/Tax Differences.** For income tax purposes, income, gain, loss, and deduction with respect to property contributed to the Company by a Unitholder or revalued pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(f) will be allocated among the Unitholders in a manner that takes into account the variation between the adjusted tax basis of such property and its book value, as required by Section 704(c) of the Code and Treasury Regulation § 1.704-1(b)(4)(i), using such allocation method permitted by Treasury Regulations as is determined by the Unitholders. Any allocations made solely to comply with this Section 4.3 and the Code will not be reflected in Capital Account adjustments.

4.4   **Distributions Prior to Liquidation.** Except as otherwise limited by contractual obligations of the Company, on or before April 1 of each year the Company will distribute among the Unitholders an amount equal to (a) the product of (i) the sum of the Company's net ordinary income and net capital gain for the preceding year multiplied by (ii) the maximum combined marginal federal and Minnesota individual income tax rate, taking into consideration the deductibility of Minnesota income tax for federal income tax purposes, reduced by (b) the amount of any Distributions previously made with respect to such prior year's income. Additional current Distributions may be made from time to time as determined by the Board. Distributions pursuant to this Section 4.4 will be made among the Unitholders in proportion to the number of Units held by each of them. Except as provided in Section 4.7, all Distributions to Unitholders prior to the liquidation, winding up, and dissolution of the Company will be in cash.

4.5   **Distributions Upon Dissolution and Winding Up.** At the time of the dissolution and winding up of the Company, following the allocation of all net income and net losses and the payment of all Company obligations, the remaining assets will be distributed to the Unitholders in accordance with Section 9.2.

4.6   **No Distribution by Reason of Withdrawal.** Neither withdrawal from the Company, Transfer of any Company Interest, nor demand for the return of capital will entitle any owner of a Company Interest to receive any Distribution from the Company.

4.7   **Distributions in Kind.** No Unitholder has any right to demand or receive a Distribution from the Company in any form other than cash No Member may be compelled to accept any Distribution of property in kind except under circumstances where all Unitholders receive undivided interests in property or substantially equivalent interests in property on the basis of their Capital Accounts. If there is a Distribution of property in kind, such property will be assumed to have been sold at its fair market value at the time of the Distribution, and the resulting gain or loss will be allocated among the Unitholders in the manner set forth in Section 4.2, and their Capital Accounts will be adjusted accordingly.

8. Article 5

9. Management; Board; Officers

5.1 **Management.** Except as otherwise specified herein, the right to make decisions concerning the management of the Company is reserved to the Board.

5.2 **Number, Tenure, and Qualification.** The Board will be comprised of one Governor or such other number as may be determined by Member Approval. A Governor must be a natural Person. A Governor need not be a Member. An elected Governor will hold office for the term for which the Governor was elected and until a successor is elected, or until the earlier death, resignation, disqualification, or removal of the Governor.

5.3 **Election of Governors.** The Members will elect the Board of Governors as set forth in Article 10. Each Governor will be elected by the affirmative vote of the Members holding a majority of the Voting Power present and entitled to vote on the election of Governors at a duly called or held meeting at which a quorum is present. Unless otherwise agreed upon by Member Approval, a Governor will be elected for an indefinite term and will serve until the Governor's successor is duly elected and qualified or until the Governor's death, resignation, or removal

5.4 **Resignation or Removal of Governors.** A Governor may resign at any time. A Governor may be removed at any time, without cause and without advance notice, by Member Approval. If a Governor is a Member and such Person ceases to be a Member for any reason, such Person immediately will be removed from such Person's position as a Governor without further action by any Person.

5.5 **Board Vacancies.** The existence of a vacancy on the Board will not affect the power of the Board to function as long as at least one Governor remains in office. If there is a vacancy, the Company will immediately notify all Members in a record of the vacancy, stating the cause of the vacancy and the date the notice is sent. Within 30 days of the date of notice, the Members may fill the vacancy in the same method set forth in Article 10. If the vacancy is not filled by the Members as set forth in Article 10, the vacancy may be filled by the affirmative vote of a majority of the remaining Governors, even though less than a quorum.

5.6   **Board Decisions.** Except as otherwise provided herein or as otherwise required by the Act, the Board may take or cause to be taken any action in connection with the Company's business by the vote or agreement of a majority of the Governors. The Board's power and authority will include, but not be limited to, the power and authority:

(a)   To determine whether the Company will make any Distributions in accordance with Section 4.4 and the amounts of any such Distributions;

(b)   To establish such reserves for anticipated Company expenses as are deemed reasonable or necessary;

(c)   To incur reasonable expenses in carrying out the purposes of the Company;

(d)   To bring, defend, pay, collect, compromise, arbitrate, resort to legal action, or otherwise adjust claims or demands of or against the Company;

(e)   To employ and dismiss from employment any and all employees, agents, independent contractors, attorneys, accountants, and other Persons as they deem necessary or appropriate to the operation and management of the business of the Company, whether or not such Persons are affiliated with any Member, on such terms and for such compensation as is determined to be reasonable;

(f)   To open accounts and deposit and maintain funds in the name of the Company in banks, savings and loan associations, registered money market funds, brokerage houses, and other financial institutions or funds, and to provide for the withdrawal of such funds on the signature of such Person or Persons as will be authorized; provided, however, that Company funds will not be commingled with the funds of any other Person;

(g)   To cause the Company to make or revoke elections provided for under the Code including specifically the election referred to in Section 754 thereof;

(h)   To appoint or replace the Company Representative in the Board's sole discretion; and

(i)   To borrow on behalf of the Company such reasonable amounts as are considered necessary or advisable for purposes deemed appropriate for the conduct of the Company's business.

5.7   **Limitations on Authority of the Board.** In addition to any other provisions of this Agreement requiring Member Approval, the following will restrict the authority of the Board:

(a)   Without the consent of all Members, the Board will have no authority to:

(i)   Do any act in contravention of this Agreement or which would make it impossible to carry on the ordinary business of the Company; or

(ii)   Admit a Person as a Member, except as provided in this Agreement.

(b)   Without the consent of Members holding all of the Voting Power held by Members, the Board will have no authority to:

(i)   Sell, lease, exchange, or otherwise dispose of all, or substantially all, of the Company's property, with or without the goodwill, outside the ordinary course of the Company's activities provided that the following will not require a vote or agreement of Members:

(1)   **Granting a security interest and/or mortgage in all or substantially all of the** Company's property **and assets, whether or not in the usual and regular course of its business**; or

(2)   **Transferring any or all of the Company's property to an organization all the ownership interests of which are owned directly or indirectly through organizations that are wholly owned by the Company**

(ii)   Approve a merger, conversion, or domestication under Sections 322C.1001 to 322C.1015 of the Act; or

5.8   Officers.

(a)   The Company will have a chief executive officer, who may be referred to as the president, who will be the Company's chief manager, as permitted under Section 322C.0407, subdivision 4, of the Act. The chief executive officer will have primary authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another Person or is expressly delegated by the Articles of Organization, this Agreement, or the Board to some other Officer, manager or agent of the Company, and will perform such other duties as may from time to time be prescribed by the Board.

(b)   The Company may have one or more vice president. The vice president, if any, or vice presidents in case there be more than one, will have the powers and perform the duties as prescribed by the president. In the absence of the president or in the event of the president's death, inability, or refusal to act, the vice president, or in the event there be more than one vice president, the vice presidents in the order designated by the president, or, in the absence of any designation, in the order of their election, will perform the duties of the president, and, when so acting, will have all the powers of and be subject to all of the restrictions upon the president.

(c)   The Company will have a treasurer. Unless provided otherwise by a resolution adopted by the Board of Governors, the treasurer will serve as the "treasurer" of the Company as permitted under Section 322C.0407, subdivision 4, of the Act, and will keep accurate financial records for the Company, will deposit all moneys, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Board of Governors will designate from time to time, will endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Board of Governors, making proper vouchers therefor, will disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Board of Governors, will render to the president and the Board of Governors, whenever requested, an account of all of the treasurer's transactions as treasurer and of the financial condition of the Company, and will perform such other duties as may be prescribed by the Board of Governors or the president from time to time.

(d)   The Company may have a secretary. The secretary, if any is elected, will have primary responsibility to maintain records of actions of, and whenever necessary, certify all proceedings of the Board. The secretary will keep the required records of the Company, when so directed by the Person or Persons authorized to call such meetings, will give or cause to be given notice of meetings of the Board or the Members, and will also perform such other duties and have such other powers as the Board or the president may prescribe from time to time.

(e)   An Officer, as such, will not be obligated to devote his or her full time to the conduct of the Company affairs, but will devote only as much time as he or she deems necessary for the proper conduct thereof, and provided further, that nothing in this Agreement will be deemed to restrict in any way the freedom of an Officer to conduct any other businesses or activities whatsoever without any accountability to the Company.

(f)   The Company may have additional Officers as provided in Section 5.10.

5.9   **Initial Officers**. The initial Officers will be:

President	Lyno Sullivan
Secretary	Lyno Sullivan
Treasurer	Lyno Sullivan

5.10 **Election and Removal of Officers.** The Board may elect or appoint other Officers or agents of the Company, with such titles, duties, and authority as they will designate. Subject to any limitations that the Board may impose, the president may delegate authority and appoint other Officers and agents of the Company, with such titles, duties, and authority as the president will designate. The president, at any time, may remove or terminate the authority of any Officer or agent that was appointed by the president. The Board, at any time, may remove or terminate the authority of any Officer or agent that was elected by the Board or appointed by the president.

5.11 **Signature Authority.** The Board may authorize such Officers or agents as it designates to enter into contracts or execute and deliver instruments in the name of and on behalf of the Company, and such authority may be general or confined to specific instances. Unless the Board determines otherwise, all contracts, deeds, or other instruments or documents will require only one signature and may be signed on behalf of the Company by the President or any Vice President. Except as authorized by the Board, no individual Governor, as such, has any right or power to act on behalf of or to bind the Company.

5.12 **Compensation and Other Payments to Governors, Officers and Affiliates.** The compensation, if any, of Governors, Officers and agents will be fixed by the Board provided that the compensation of Governors will be subject to Member Approval.

5.13 **Reimbursement of Expenses.** Except to the extent otherwise provided for in this Agreement, and except for items generally constituting Members' overhead, the Company will pay all costs and expenses associated with Company business, and will reimburse Members, Governors and Officers for the actual costs incurred for goods, materials, and services used by or for the Company.

5.14 **Indemnification and Liability of Governors, Members, and Officers.**

    (a) **Liability.**

        (i) Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company, and no Covered Person will be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

        (ii) No Member will have any liability for the debts and obligations of the Company by reason of being a Member of the Company except as provided by applicable law.

    (b) **Exculpation.**

        (i) No Covered Person will be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement or applicable law, except that a Covered Person will be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence, willful misconduct or material violation of this Agreement.

(ii)   A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid.

(c)   **Duties and Liabilities of Covered Persons**. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement will not be liable to the Company or to any other Covered Person for his, her or its good faith reliance on the provisions of this Agreement.

(d)   **Indemnification**. To the fullest extent permitted by applicable law, a Covered Person will be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person will be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions or material violation of this Agreement; *provided, however*, that any indemnity under this Section 5.14(d) will be provided out of and to the extent of Company assets only, and no Covered Person will have any personal liability on account thereof.

(e)   **Expenses**. To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding will, from time to time (within 30 days following receipt of an invoice therefor), be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it will be determined that the Covered Person is not entitled to be indemnified as authorized in Section 5.14(d).

(f)   **Insurance**. The Company may purchase and maintain directors and officers insurance to the extent and in such amounts as the Board deems reasonable, on behalf of Covered Persons and such other Persons as the Board may determine, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement. The Company may enter into indemnity contracts with Covered Persons and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under Section 5.14(d) and containing such other procedures regarding indemnification as are appropriate. In addition, the Company may obtain key person life insurance on such individuals and in such amounts as may be approved by the Board from time to time.

5.15   **Rules of Procedure**. The Board may adopt rules of procedure for providing notice of meetings and conducting meetings of the Members or the Board, provided that such rules are not inconsistent with the Articles of Organization, this Agreement, or law. In the absence of rules adopted by the Board, the chair of the Board, if any, or such other Person as presides over such meeting may establish rules of procedure for conducting Member meetings, provided rules are not inconsistent with the Articles of Organization, this Agreement, or law.

10.   Article 6

11.   Books and Records; Tax Matters

6.1   **Tax Characterization**. The Members intend that the Company be treated as a "partnership" for tax purposes at all times when there are sufficient Unitholders to do so and as a disregarded entity at times when there are not sufficient Unitholders to be treated as a "partnership."

6.2   **Accounting Method and Fiscal Year**. The Company will keep its accounting records and will report its income for income tax purposes on the cash method of accounting. The fiscal year of the Company will end on December 31 or on such other date as is designated by the Board of Governors.

6.3   **Books and Records**. The Company's books and records will reflect all Company transactions and be appropriate and adequate for all Company business. The Company's books and accounting records and all other papers, records, and documents relating to the Company's affairs will be kept at the Company's principal executive office or such other place as the Board may determine.

6.4   **Annual Financial Statements**. Within 90 days after the close of each fiscal year, annual financial statements for the Company, including statements of assets and liabilities, income statements, and such other statements as are commonly included in financial statements, or as may be requested by the Members, will be prepared and delivered to each of the Members.

6.5   **Tax Returns**. As soon as possible following the close of each year of the Company during which there are sufficient Members to treat the Company as a partnership, the Board of Governors will cause the partnership income tax return for the Company to be prepared. In addition, within 90 days after the end of each such fiscal year, or as soon thereafter as possible, or such later time as the Board may determine, the Company will cause to be delivered to each Person who was a Member and was taxed as a "partner" for federal income tax purposes at any time during such fiscal year a Schedule K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal or state income tax (or information) returns, including a statement showing each Member's share of income, gain, loss, and credits for such fiscal year for federal or state income tax purposes.

6.6   **Tax Elections**. In the sole discretion of the Board, the Company may make or not make any and all tax elections deemed appropriate, including, if there is a Transfer of all or part of any Member's Company Interest, the election under Section 754 of the Code to adjust the bases of the assets of the Company.

6.7   **Certain Tax Matters**.

(a)   The Company Representative shall be permitted to take any and all actions under the BBA Rules, and shall have any and all powers necessary to perform fully in such capacity subject to the provisions of this Section 6.7. In such regard, the authority of the Company Representative shall include, without limitation, the authority to (i) represent the Company before tax authorities and courts in tax matters affecting the Company and the Unitholders in their capacity as such, (ii) make an election under Section 6226 of the BBA Rules, (iii) make the decision whether to elect out of the partnership audit rules under Section 6221(b) of the BBA Rules, (iv) file an administrative adjustment request under Section 6227 of the BBA Rules, (v) file suit under Section 6234 of the BBA Rules, (vi) settle any tax disputes or other proceedings with any tax authority, and (vii) extend the period of limitations for adjustment of tax under Section 6235 of the BBA Rules or applicable state or local law; provided, however, that the Company Representative may take the actions described above in clauses (ii) through (vii) only with approval of the Board. In addition, the Company Representative may make an election under Section 6225(c)(2) of the BBA Rules only with the consent of the Board. The Company Representative shall consult regularly with the Board concerning the Company Representative's audit and litigation strategy.

(b)   The Company Representative shall be entitled to be reimbursed by the Company for all costs and expenses incurred by it in connection with any administrative or judicial proceeding affecting tax matters of the Company and the Unitholders in their capacity as such and to be indemnified by the Company (solely out of Company assets) with respect to any action brought against it in connection with a judgment in or settlement of any such proceeding. The

Company Representative shall not be liable to the Company or any Unitholder for any act or omission taken or suffered by it in such capacity in good faith and in the belief that such act or omission is in or is not opposed to the best interests of the Company; provided, however, that such act or omission is not in violation of this Agreement and does not constitute gross negligence, fraud or a willful violation of law.

(c)   Any Unitholder or former Unitholder that is in dispute with any tax authority in relation to a matter relating to the Company shall notify the Company Representative within 30 days or as promptly as practicable thereafter following the occurrence of the dispute, and if the Company Representative reasonably determines that the matter is materially relevant to the tax position of the Company, such Unitholder or former Unitholder shall consult in good faith with the Company Representative (or any advisor appointed by the Board for the purpose) as to how that dispute is to be handled. Any Unitholder or former Unitholder that enters into a settlement agreement with respect to any Company item shall notify the Company Representative of such settlement agreement and its terms within 30 days after the date of settlement. Each Unitholder or former Unitholder shall provide the Company Representative any tax information reasonably requested (including providing information in connection with Section 743 of the Code) so that the Company Representative can implement the provisions of this Section 6.7 (including by making any election permitted hereunder), can file any tax return of the Company, and can conduct any tax audit or similar proceeding of the Company.

(d)   The Board may designate any Person to act as the Company Representative for each fiscal year of the Company. Unless the Board appoints another Person to act as the Company Representative, Lyno Sullivan will act on behalf of the Company as the Company Representative. The Company shall notify each Unitholder of the identity of the Company Representative upon any change in the Company Representative. The Board may revoke the designation of a Company Representative in the Board's discretion at any time to the extent permitted by the BBA Rules. If the Company Representative as designated pursuant to the preceding portion of this Section 6.7(d) is not an individual, the Board shall designate an individual to act on the Company Representative's behalf. Any Person designated as a Company Representative without action by the Board shall have no rights under this Agreement.

(e)   The Company Representative shall provide notice to all current Unitholders and to Persons who were Unitholders at any time during any tax years included in an audit or other proceeding under the BBA Rules of the receipt of notice that the Internal Revenue Service or other taxing authority has begun an examination of the Company's income tax return or books and records. Further the Company Representative shall regularly update such Unitholders and former Unitholders on the progress of an audit or court proceedings and shall provide all such Unitholders and former Unitholders notice of the items described in clauses (ii) through (vii) in Section 6.7(a).

(f)   If the Company has not elected out of the operation of the BBA Rules under Section 6221(b) of the BBA Rules and the Company receives a Final Partnership Adjustment Notice as described in Section 6226 of the BBA Rules, the Company Representative shall cause the Company to make a timely election under Section 6226(a) of the BBA Rules with respect to the alternative to payment of any imputed underpayment by the Company and take other action such as filings, disclosures, and notifications necessary to effectuate such election. At the direction of the Board, the Company Representative shall request any applicable modifications to any imputed underpayment that are available under Section 6225(c) of the BBA Rules, which would benefit the Unitholders.

(g)   If the Company is subject to any tax liabilities under the BBA Rules (or any similar state and local authority), the Board shall allocate among the Unitholders any tax liability imposed under the BBA Rules in the manner in which income, gain, loss, deduction and credit was allocated among the Unitholders for the reviewed year pursuant to the terms of this Agreement (or any predecessor agreement), to the greatest extent possible as determined by the Board, and otherwise in a manner the Board determines to be fair and equitable, taking into account any modifications attributable to a Unitholder pursuant to Section 6225(c) of the BBA Rules (if applicable) and any similar state and local authority Any tax liabilities so allocated shall be treated as deemed Distributions. To the extent that a portion of the tax liabilities imposed under the BBA Rules for a prior year relates to a former Unitholder, the Board may require such former Unitholder to indemnify the Company for its allocable portion of such tax. Each Unitholder or former Unitholder shall promptly pay to the Company all Entity Taxes for which such Unitholder or former Unitholder is responsible in accordance with this Agreement upon written request by the Company. Each Unitholder acknowledges that, notwithstanding the Transfer of all or any portion of its Company Interest, pursuant to this Section 6.7(g) it may remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such Transfer, as applicable, under the BBA Rules. The Unitholders acknowledge and agree that the Board and the Company Representative shall be permitted to take any actions to avoid Entity Taxes being imposed on the Company or any of its subsidiaries under the BBA Rules. Each Unitholder agrees that, notwithstanding the Transfer of all or any portion of its Company Interest, if requested by the Company, it shall provide the appropriate Internal Revenue Service Form W-8 or W-9 or any other certificate or documentation, which, the Board or the Company Representative reasonably determines, is necessary to reduce Entity Taxes. Former Unitholders agree to keep the Company apprised of any address changes so that the Company has current contact information.

(h)   Each Unitholder agrees that such Unitholder shall not treat any Company item on such Unitholder's federal, state, foreign or other tax return in a manner that is inconsistent with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Unitholder (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to

Section 6226 of the BBA Rules) will be paid by such Unitholder and if required to be paid (and actually paid) by the Company, will be recoverable from such Unitholder as provided in Section 6.7(g).

(i)   Each Unitholder agrees to cooperate with the Company and the Company Representative, and shall take such actions as may be requested by the Company or the Company Representative, with respect to a modification of any tax liabilities under the BBA Rules (or any similar state and local authority), including paying any imputed underpayment pursuant to an election under Section 6226 of the BBA Rules and filing amended tax returns and paying any tax due in accordance with Section 6225(c)(2) of the BBA Rules, it being understood that no such amended tax return shall be filed in accordance with such Section with respect to the Company without the advance written consent of the Company Representative, and to provide, and certify to, such information as the Board or the Company Representative determines is necessary or appropriate for the Company to request such a modification.

(j)   This Section 6.7 shall survive the termination of this Agreement. Notwithstanding anything to the contrary in this Agreement, the liability and obligations of each Unitholder under this Section shall survive any transfer of any Company Interest by such Unitholder or such Unitholder otherwise ceasing to be a Unitholder.

12.   Article 7

13.   Transfers of Company Interests

7.1   **Limitation on Transfer.** Except as otherwise provided in this Article 7, if there is at least one Member and there is more than one Unitholder, no Unitholder may Transfer all or any portion of its Company Interest except with the written consent of the Board and Members holding 2/3 of the Units held by other Members.

7.2   **Formal Requirements for Assignment.** When otherwise permitted, a Unitholder may Transfer a Company Interest only by a written assignment that (i) is not in contravention of any of the provisions of this Agreement; (ii) has been duly executed and acknowledged by the assignor and Assignee, with the approval of the Board, which approval will be in the Board's sole and absolute discretion; (iii) is to an Assignee who represents that he satisfies specific suitability standards applicable to the assigning Unitholder as may from time to time be established by the Board; and (iv), if required by the Board, legal counsel for the Company has rendered its opinion, in form and substance satisfactory to the Board and at the expense of the prospective Assignee or assignor, that such assignment would not cause the termination of the Company for federal income tax purposes (unless termination is consented to by the president) or the taxation of the Company as a corporation.

7.3 **Continuation of Assignor's Status.** Anything herein to the contrary notwithstanding, the Company, its Officers and the Members will be entitled to treat the assignor of a Unitholder's Company Interest as the absolute owner thereof in all respects, and will incur no liability for Distributions of cash made in good faith to him or her until such time as a written assignment that conforms to all requirements of this Article 7 has been received by and recorded on the books and records of the Company. Until such time, any payments by the Company to an assigning Unitholder or such Unitholder's executors, administrators, or representatives will, to the extent of such payments, acquit the Company of liability to any other Person who may have an interest in such payment by reason of an assignment by the Unitholder, such Unitholder's death, or otherwise.

7.4 **Assignee's Rights.** An Assignee of any Unitholder's interest will be entitled to receive Distributions of cash or other property from the Company and to receive allocations of the gains, profits, and losses of the Company attributable to such interest after the effective date of the assignment. The "effective date" of an assignment will be that date set forth on the written instrument of assignment, which may in no event be any earlier than the date upon which the requirements of this Article 7 have been satisfied.

7.5 **Requirements for Admission as a Substitute or Additional Member.** An Assignee of a Company Interest, if not already a Member, may become an Additional Member or Substitute Member only with the consent of the Board, which consent may be granted or withheld in the Board's sole discretion. No Assignee of any Unitholder's Company Interest who is not already a Member will become a Substitute Member or Additional Member with respect to such interest without such consent.

7.6 **Documents and Expenses.** As a condition to admission as a Substitute Member or Additional Member, an Assignee of all or a part of any Company Interest or the legatee or distributee of all or part of any Company Interest will execute and acknowledge such instruments, in form and substance satisfactory to the Company, as the Company deems necessary or advisable to effectuate such admission and to confirm the agreement of the Person being admitted as such Substitute Member or Additional Member to be bound by all of the terms and provisions of this Agreement. Such Assignee, legatee, or distributee will pay all reasonable expenses in connection with such admission as a Substitute Member or Additional Member, including, but not limited to, legal fees and costs of preparing and filing any amendment to the Articles of Organization of the Company if necessary or desirable in connection therewith.

7.7 **Acquit Company.** Until such time as a written assignment that conforms to all requirements of this Article 7 has been received by and recorded on the books of the Company, any payment by the Company to an assigning Unitholder or such Unitholder's executors, administrators, or representatives will acquit the Company of liability to the extent of such payments to any other Person who may have an interest in such payment by reason of an assignment by the Unitholder, such Unitholder's death, or otherwise.

7.8   **Expulsion.**

(a)   A Member will be expelled without further action upon the Transfer of all of the Member's transferable interest in the Company, as defined in Section 322C.0102 of the Act, other than: (i) a Transfer for security purposes that is permitted under this Agreement, or (ii) a charging order in effect under Section 322C.0503 of the Act that has not been foreclosed.

(b)   A Member will be expelled without further action for "cause," which means a final judicial determination that he or she (i) was grossly negligent in failing to perform his or her obligations under this Agreement, (ii) has committed a fraud upon the Members or upon the Company, (iii) has committed a felony in connection with the management of the Company or its business, or (iv) was in material breach of his or her obligations under this Agreement.

14.   Article 8

15.   Additional Members

8.1   **Additional Members Generally.**   Additional Members may be admitted to the Company upon such terms and conditions, and for such Capital Contributions, as are approved by the Board. The Board shall update Schedule A upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. In addition, the Board may grant and issue options, warrants, or Incentive Units upon such terms and conditions, and with, in the case of options or warrants, such exercise prices or Capital Contributions, as are approved by the Board in its sole discretion, to employees, consultants, Officers and Governors as additional consideration for such Persons' service to the Company, or to other Persons for other business reasons, for the future purchase of Units, may reserve Units for issuance upon exercise of such options or warrants, and must issue Units (including admission of the option holder as a Member with all economic and governance rights, if not already a Member) to an exercising optionholder or warrantholder upon such optionholder's or warrantholder's full performance under the option agreement or warrant agreement including payment of such Capital Contributions as the option or warrant requires, without further consent of any Members. Upon the termination of the last or sole Member of the Company, the legal representative of that last or sole Member may cause the Company to admit one or more Additional Members.

8.2   **Issuance of Incentive Units.**

(a)   The Company may from time to time issue interests in the Company represented by Incentive Units to any service provider (including any Governor, officer, director, employee and independent contractor) to the Company and/or its Subsidiaries (each such person after such issuance, an "**Incentive Unitholder**"). The Board shall have the power and discretion to approve which service providers shall be offered and issued such Incentive Units, the number of Incentive Units to be offered and issued to each Incentive Unitholder, the terms and conditions applicable to such Incentive Units and the purchase price therefor, if any. In connection with any approved issuance of Incentive Units to an Incentive Unitholder hereunder, such Incentive Unitholder shall execute a counterpart to this Agreement (as required in the discretion of the Board), accepting and agreeing to be bound by all terms and conditions hereof, and shall enter into such other documents and instruments to effect such issuance (including, without limitation, an Incentive Unit Agreement or other similar agreement, which shall memorialize the issuance and the terms and conditions of Incentive Units between the Company and the Incentive Unitholder) as are required by the Board. Any Incentive Unitholder receiving an Incentive Unit shall be admitted as an additional Member pursuant to this Article 8.

(b)   On the date of each issuance of an Incentive Unit to an Incentive Unitholder, the Board shall establish a "**Participation Threshold**" amount with respect to each such Incentive Unit granted on such date. Unless otherwise determined by the Board or provided in the applicable Incentive Unit Agreement, the Participation Threshold with respect to any Incentive Unit shall initially be equal to the aggregate Capital Account balances of all Members as of the issuance date of such Incentive Unit, as adjusted to reflect any increase or decrease in the book value that is taken into account in connection with the issuance of such Incentive Unit, and further adjusted if necessary to ensure that such Incentive Unit constitutes "profits interest" for U.S. federal income tax purposes. The Incentive Units are intended to constitute "profits interest" within the meaning of Revenue Procedures 93-27 and 2001-43 (or the corresponding requirements of any subsequent guidance promulgated by the Internal Revenue Service or other Applicable Law) and the Board shall interpret and apply the provisions of this Agreement to give effect to such intent. Accordingly, the Capital Account associated with each Incentive Unit at the time of their issuance shall be equal to zero dollars ($0.00). The Company and the Incentive Unitholders shall file all U.S. federal and state income tax returns consistent with such characterization. The Board shall designate a series number for each subset of Incentive Units comprising Incentive Units having the same Participation Threshold, which Participation Threshold differs from the Participation Thresholds of all Incentive Units not included in such subset.

(c)   Each Incentive Unit shall receive Distribution only in respect of income or gain that is earned or attributable to appreciation in the value of the Company's assets arising after the date on which such Incentive Unit was issued and any amounts that cannot be distributed to an Incentive Unitholder as a consequence of this limitation shall be distributed to the Members as if such Incentive Unit had not been issued. Without limiting the generality of the foregoing, except as may be provided in Section 4.4(a) with respect to tax Distributions an Incentive Unit shall not participate in any distribution until the cumulative distributions that have been made by the Company are equal to the Participation Threshold of such Incentive Unit.

(d)   This Article 8 and the Incentive Units (together with the applicable Incentive Unit Agreements) are intended to qualify as a compensatory benefit plan within the meaning of Rule 701 of the Securities Act (and any analogous basis under any applicable state securities laws) and the issuance of Incentive Units pursuant hereto is intended to qualify for the exemption from registration under the Securities Act provided by Rule 701 (and any analogous basis under any applicable state securities laws); provided, however, that the foregoing shall not restrict or limit the Company's ability to issue any Incentive Units pursuant to any other exemption from registration under the Securities Act (or any state securities laws) available to the Company.

8.3   **Vesting.** Subject to Section 8.6, the Incentive Units issued to any Incentive Unitholder shall become vested in accordance with the vesting schedule set forth by the Board in connection with the issuance of such Incentive Units (and, if applicable, reflected in the relevant Incentive Unit Agreement). Incentive Units that are vested per such vesting schedule are referred to herein as "**Vested Incentive Units**" and Incentive Units that are not vested per such vesting schedule are referred to herein as "**Unvested Incentive Units.**"

8.4   **Safe Harbor Election.** Each Member, by executing this Agreement, agrees that:

(a)   when and if Proposed Regulations Section 1.83-3(l) and the proposed Revenue Procedure contained in Notice 2005-43, 2005-24 I.R.B.1 (together, the "**Proposed Guidance**") or any substantially similar rules become effective, the Company is authorized and directed to elect the safe harbor described therein, under which the Fair Market Value of any Incentive Unit of the Company that is transferred in connection with the performance of services will be treated as being equal to the liquidation value of that Incentive Unit (the "**Safe Harbor**"); and

(b)   while the election described in clause (a) of this Section 8.4 remains effective, the Company and each of the Members (including any Person to whom an Incentive Unit of the Company is transferred in connection with the performance of services) shall comply with all requirements of the Safe Harbor with respect to all Incentive Units of the Company that are transferred in connection with the performance of services.

A Member's obligations to comply with the requirements of this Section 8.4 shall survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 8.4, the Company shall be treated as continuing in existence.

8.5   **Section 83(b) Election.** Each Member who acquires Incentive Units, and who is a U.S. person for U.S. federal income tax purposes or is otherwise subject to U.S. federal income taxation, acknowledges and agrees to execute and timely file with the Internal Revenue Service an election under Section 83(b) of the Code with respect to such Member's Incentive Units in a form approved by the Company, within thirty (30) days after the issuance date of such Incentive Units and shall provide a copy of such Section 83(b) election to the Company.

8.6   **Termination of Service.** In the event of a termination of service of an Incentive Unitholder, for any reason, except as may otherwise be provided in the applicable Incentive Unit Award Agreement to which the Incentive Unitholder may be a party, all Unvested Incentive Units held by such Incentive Unitholder will immediately terminate and be cancelled without payment therefor, but any Vested Incentive Units and Common Units held by such Incentive Unitholder or such Incentive Unitholder's Affiliates will remain issued and outstanding and shall continue to be governed by the applicable terms of this Agreement and the Incentive Unit Award Agreement..

8.7   **No Right to Continued Service.** Neither this Agreement nor any action taken or omitted to be taken hereunder shall be deemed to create or confer on any Incentive Unitholder any right to be retained in the employ or service of the Company or its Subsidiaries or to interfere with or to limit in any way the right of the Company or its Subsidiaries to terminate the employment or engagement of such Incentive Unitholder at any time.

16.   **Article 9**

17.   **Dissolution; Continuation**

9.1   **Dissolution Events.** The Company will continue until the occurrence of any of the following events (each a "**Dissolution Event**"):

(a)   The expiration of the Company's period of existence, if any, set forth in the Articles of Organization;

(b)   The sale or other disposition of all or substantially all of the Company's assets;

(c)   The death, retirement, resignation, expulsion, bankruptcy, or dissolution of a Member, or the occurrence of any other event which terminates the continued membership of a Member, but in each case only if there is no other Member of the Company remaining after such termination of membership and no new Member is admitted within 90 days after the termination of the last or sole Member of the Company;

(d)   The agreement of the Members holding 100% of the Voting Power to dissolve and terminate the Company; or

(e)   The decree of a court of competent jurisdiction that dissolution and liquidation is required.

9.2   **Dissolution and Liquidation Procedure.** Except as otherwise provided by the Act, upon the occurrence of a Dissolution Event, no further business will be done in the name of or on behalf of the Company except insofar as may be necessary to wind up the business of the Company and distribute its assets to the Members or their successors in interest, and the Company will execute and file a notice of dissolution as required by the Act. Upon dissolution and termination of the Company, except as otherwise provided in any valid business continuation agreement and by applicable law, the Company's assets will be applied in the following order:

(a)   To the payment of the debts and obligations of the Company, including, to the extent permitted by law, obligations to Unitholders who are creditors, in the order prescribed by law;

(b)   Next, to the setting up of any reserves deemed reasonably necessary by Member Approval for any contingent or unforeseen liabilities or obligations of the Company;

(c)   Next, to the Unitholders who are creditors for any debts and liabilities not permitted to be paid under Section 9.2(a) above; and

(d)   Next, to the Unitholders in accordance with their respective Units.

For purpose of determining the rights of Unitholders to Distributions in dissolution, in the event of a Distribution of property in kind, such property will be assumed to have been sold at its fair market value, with any gain or loss allocated to the Unitholders in accordance with Article 4 above. If a Unitholder is indebted to the Company, the Company will, if possible, offset such indebtedness to satisfy its obligations to said indebted Unitholder rather than distribute a portion of said indebtedness to the other Unitholder(s).

18.   Article 10

19.   Meetings of Members; Voting

10.1   **Voting Power and Exercise of Voting Power.** A Member may exercise Voting Power in person or by proxy, but no appointment of a proxy will be valid for any purpose more than 11 months after the date of its execution, unless a longer period is expressly provided in the appointment. Every appointment of a proxy must be (a) in writing, signed by the Member, or (b) by telephonic transmission or authenticated electronic communication, which sets forth or is submitted with information from which it can be determined that the appointment was authorized by the Member. An appointment of a proxy must be filed with an Officer of the Company before or at the meeting at which the appointment is to be effective. An appointment of a proxy for an interest held jointly by two or more Members will be valid if signed by any one of them, unless an Officer of the Company receives from any one of such Members written notice either denying the authority of another of such Members to appoint a proxy or appointing a different proxy. All questions regarding the qualification of voters, the validity of appointments of proxies, and the acceptance or rejection of votes will be decided by the presiding Governor or Officer of the meeting. With respect to any matter subject to vote by the Members, the Members will take action by the affirmative vote of the owners of a majority of the Voting Power of the Members present, in person or represented by proxy, except where a different vote is required by law, the Articles of Organization, or this Agreement.

10.2 **Meetings of Members.** All meetings will be held at the principal office of the Company or at another location that is reasonably convenient for the Members as a whole and that is selected by Member Approval. Any meeting of the Members may be conducted solely, or with the participation of one or more Members, by one or more means of remote communication, including electronic communication, conference telephone, video conference, the internet, or such other means by which Persons not physically present in the same location may communicate with each other on a substantially simultaneous basis, through which all of the Members may participate in the meeting. Participation in a meeting in this manner constitutes presence at a meeting.

10.3 **Quorum.** Members holding a majority of the Voting Power, present in person or represented by proxy, are a quorum for the transaction of business at a meeting of the Members. If a quorum is not present at the commencement of a meeting, Members holding a majority of the Voting Power, present in person or represented by proxy, may adjourn the meeting to a date, time, and place they announce at the time of adjournment. Any business that might have been transacted at the adjourned meeting had a quorum been present, may be transacted at the meeting held pursuant to such an adjournment, if a quorum is present at the meeting held pursuant to such an adjournment. If a quorum is present when a duly called or held meeting is convened, the Members present may continue to transact business until adjournment, even though the withdrawal of Members holding Voting Power originally present leaves less than the number otherwise required for a quorum.

10.4 **Calling of Meetings; Notice.** Except where a meeting of Members is an adjourned meeting and the date, time, and place of such meeting were announced at the time of adjournment, meetings of the Members for any purpose may be called by a Member or Members holding 10% or more of all outstanding Units by written notice to all Members. Such notice of any such meeting will be given to the Members entitled thereto in any manner permitted by law, not less than three days or more than 60 days before the date of the meeting, and will state the place, date, hour, and purpose of the meeting. If a plan of merger, conversion or exchange or the sale or other disposition of all or substantially all of the assets of the Company is to be considered at a meeting of Members, notice of such meeting will be given to every Member, whether or not entitled to vote, and will be in writing. The notice of meeting at which there is to be considered a proposal to adopt a plan of merger, conversion or exchange will be given not less than 14 days prior to the date of such meeting, will state the purpose of such meeting, and, where a plan of merger, conversion or exchange is to be considered, will include a copy or a short description of the plan. Notice by mail will be deemed given when deposited in the United States mail with sufficient postage affixed. Notice will be deemed received when it is given.

10.5 **Waiver of Notice of Meeting.** Any Member may waive notice of any meeting of Members. A waiver of notice is effective whether given before, at, or after the meeting, and whether given orally, in writing, by attendance, or by any other means authorized by law. Attendance by a Member at a meeting is a waiver of notice of that meeting, except where the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of that item at the meeting.

10.6 **Actions by Written Consent.** Any action required or permitted to be taken at a meeting of Members may be taken without a meeting by written action signed by the Members possessing the Voting Power that would be required to take the same action at a meeting of Members at which all Members were present. For purposes of this Article 10, an electronic signature satisfies the requirement of a signature so long as the electronic communication containing the electronic signature sets forth sufficient information from which the Company can reasonably conclude that the communication was actually sent by the purported sender. If any written action is taken by less than all Members entitled to vote, all Members entitled to vote will be notified immediately of its text and effective date. The failure to provide such notice, however, will not invalidate such written action.

20. Article 11

21. Amendments

This Agreement may be amended at a meeting of the Members called for such purpose upon the approval of a written amendment by Members holding 50% or more of the Voting Power or by written agreement or written action of Members whose approval at a meeting would be sufficient to accomplish such amendment; provided, however, that any amendment that would have any of the following effects must be consented to in writing by each Member whose rights or obligations, as expressly provided in this Agreement, would be directly and adversely affected by such amendment:

> (a)　An increase to a Member's obligation to make Capital Contributions to the Company or a decrease to the Capital Account of a Member;

> (b)　A change in the allocations of profits and losses of the Company;

> (c)　A change in the manner of determining how Distributions are shared among Members of the Company;

> (d)　A change in the right of a Member to assign a Company Interest or in any rights provided in this Agreement to substitute another Person as a Member;

(e)   A change in the voting rights of Members; or

(f)   A change in the provisions for amending this Agreement.

In addition, any change that may materially and adversely affect the ability of the Company to be taxed as a partnership for federal income tax purposes will require unanimous approval of the Members, regardless of Voting Power. Notwithstanding anything in this Agreement to the contrary, the Board, without the consent of any Member, may amend or waive any provision of this Agreement to avoid Entity Taxes being imposed on the Company or any of its subsidiaries under the BBA Rules.

22.   Article 12

23.   Special Provisions Regarding Member

24.   Actions and Authorizations

Notwithstanding any contrary provision of this Agreement (a) for all periods during which there is a single Member of the Company, any action of such Member will be a duly authorized action by and on behalf of the Company, and (b) any action that has been unanimously approved by the Members will be a duly authorized action of the Company.

25.   Article 13

26.   Miscellaneous

13.1   **Other Business Ventures**. Any Member may engage in or possess an interest in other business ventures of every nature and description, whether or not competitive with the business of the Company, independently or with others; and neither the Company nor the Members will have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom. No Member will have any obligation to bring any business opportunity to the Company or to any other Member.

13.2   **No Creation of Employment or Other Rights**. Each of the Members represents that, although he or she may from time to time be an employee or be retained in some other capacity to perform services for the company, or may serve as an Officer or Governor of the Company, such Member is holding the Units as investment and without any expectation under Section 322C.0408 of the Act or otherwise that the ownership of Units will entitle the Member to any rights as an employee, service provider, contractor, Officer or Governor of the Company that would not exist if he or she was not a Member. Each Member further agrees that no change in his or her expectations concerning employment or retention to perform services in another capacity or participation as an Officer or Governor will have a reasonable basis unless set forth in a written agreement expressly giving such Member additional rights as to these matters. Each Member confirms that the Member has carefully reviewed this Agreement, has been advised by or has had the opportunity to be advised by independent legal counsel to the Member, and understands this Agreement.

13.3   **Governing Law**. Notwithstanding the fact that the Company may conduct business in states other than Minnesota, and notwithstanding the fact that some or all of the Unitholders may be residents of states other than Minnesota, this Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Minnesota.

13.4   **Articles of Organization**. The Articles of Organization are incorporated by reference and hereby made a part of this Agreement. If there is any conflict between the Articles of Organization and this Agreement, the provisions of this Agreement will govern to the extent not contrary to law.

13.5   **Binding Effect**. This Agreement will be binding upon and inure to the benefit of the Unitholders, and their respective heirs, executors, administrators, personal representatives, successors and assigns.

13.6   **Severability**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

13.7   **Counterparts**. This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one copy hereof signed by the party to be charged.

13.8   **Additional Documents and Acts**. Each Unitholder agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

13.9   **No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other Person will have any rights, interest, or claim hereunder or be entitled to any benefits under or on account of this Agreement, whether as a third party beneficiary or otherwise.

13.10 **Notices**. Any notice to be given or to be served by a Unitholder upon the Company in connection with this Agreement must be in writing and will be deemed to have been given when delivered personally or mailed to the Company at its registered office or its principal executive office or to the Company's President. Notice to a Unitholder will be deemed to have been given when (i) delivered personally to the Unitholder or (ii) deposited in the United States mail, postage prepaid and addressed to a Unitholder at the address most recently in the Company's records. At any time, by giving five days' prior written notice to the Company, a Unitholder may designate another address in substitution of the foregoing address as the address to which notice is to be given.

13.11 **Headings and Titles.** Article and Section headings and titles are for descriptive purposes and convenience of reference only and will not control or alter the meaning of this Agreement as set forth in the text.

13.12 **Entire Agreement.** This Agreement is the final integration of the agreement of the parties with respect to the matters covered by it and supersedes any prior understanding or agreement, oral or written, with respect thereto.

13.13 **Gender, Etc.** Except where the context requires otherwise, the use of terminology of any of the masculine, feminine, or neuter genders will include all such genders, and the use of the singular number will include the plural and vice versa.

13.14 **Expectations of the Members.** The Members agree and represent that this Agreement, as it may be in be amended from time to time in accordance with Article 11, is a complete statement of their expectations concerning their membership or participation in the Company, and they have no other expectations related thereto except as may be contained in a written agreement between the Member and the Company entered into in accordance with the authority of the Company as set forth in this Agreement.

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13.15 **Conflict with Other Agreements.** If a Unitholder and such Member's Units are subject to an agreement between a Member and the Company that places greater restrictions on such Member, such Member's activities, or the transfer of such Member's Units or gives the Company and/or other Members greater rights with respect to such Member's Units (a "**More Restrictive Agreement**"), to the extent of any conflict between this Agreement and such More Restrictive Agreement, the provision of the More Restrictive Agreement will control.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.

Lyno Sullivan
_____
Lyno Sullivan, Sole Member

Schedule A
Carbonic LLC

Member Name and Address	Capital Contributions	Number of Units
Lyno Sullivan 1274 Schooner Way Woodbury MN 55125	$60,000	60,000
	$_____	_____
	$_____	_____

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
http://www.carbonic.live

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.